Submitted on a confidential basis on February 3, 2014
CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
Registration No. ____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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NORDIC AMERICAN OFFSHORE LTD.
(Exact name of registrant as specified in its charter)

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Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Nordic American Offshore Ltd. c/o Scandic American Shipping Ltd. Canon's Court 22 Victoria Street Hamilton HM EX Bermuda	Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address and telephone number of agent for service)

________________________

Copies to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1223 (telephone number) (212) 480-8421 (facsimile number)
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Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common shares, $0.01 par value per share		$	$	$

(1)	Based upon the U.S. dollar equivalent as of , 2014 of the average of the bid and ask prices of the common shares on the same date, as reported on the Norwegian OTC List.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act of 1933, as amended (the "Securities Act"), based upon the U.S. dollar equivalent of the average of the bid and ask prices of the common shares as of                    , 2014, as reported on the Norwegian OTC List as prescribed by Rule 457(c).

(3)	Determined in accordance with Section 6(b) of the Securities Act to be $ , which is equal to .0001288 multiplied by the proposed maximum aggregate offering price of $ .

_________________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED        , 2014
PRELIMINARY PROSPECTUS

OFFER TO EXCHANGE
REGISTERED COMMON SHARES,
PAR VALUE $0.01 PER SHARE

FOR              OUTSTANDING
UNREGISTERED COMMON SHARES,
PAR VALUE $0.01 PER SHARE

OF

_________________

Nordic American Offshore Ltd.
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Material Terms of the Exchange Offer

•
We are offering to exchange, commencing on                     , 2014, an aggregate of          new common shares that have been registered for exchange, or the Exchange Shares, for an equivalent number of common shares, previously sold in private offerings, or the Original Shares. We refer to this offer to exchange as the Exchange Offer.

•	The terms of the Exchange Shares are identical to the terms of the Original Shares, except for the transfer restrictions relating to the Original Shares.

•	We will exchange all Original Shares that are validly tendered and not validly withdrawn.

•	The Exchange Offer will expire at 5:00 p.m., New York City time (11:00 p.m. Oslo time), on , 2014, unless we determine to extend it.

•	You may withdraw tenders of Original Shares at any time before 5:00 p.m., New York City time (11:00 p.m. Oslo time), on the date of the expiration of the Exchange Offer.

•	We will not receive any proceeds from the Exchange Offer.

•	We will pay the expenses of the Exchange Offer.

•	No dealer-manager is being used in connection with the Exchange Offer.

•	The Original Shares currently trade on the Norwegian OTC List.

•	The exchange of shares will not be a taxable exchange for U.S. federal income tax purposes.

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The Company intends to apply to list the Exchange Shares on the New York Stock Exchange under the symbol "NAO."

We are an "emerging growth company" and we are eligible for reduced reporting requirements. See "Summary—Implications of Being an Emerging Growth Company."

See "Risk Factors" beginning on page 12 of this prospectus for a discussion of certain factors that you should consider before participating in the Exchange Offer.

In connection with resales of Exchange Shares, any participating broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, or the Securities Act. The Securities and Exchange Commission, or the SEC, has taken the position that broker-dealers who acquired the Original Shares as a result of market-making or other trading activities may use this prospectus to fulfill their prospectus delivery requirements with respect to the Exchange Shares.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR ANY OTHER EQUIVALENT REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated                     , 2014.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	11
RISK FACTORS	12
USE OF PROCEEDS	29
CAPITALIZATION	30
SHARE PRICE INFORMATION	31
DIVIDEND POLICY	32
SELECTED FINANCIAL AND OTHER DATA	33
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	35
INDUSTRY AND MARKET DATA	39
BUSINESS	41
MANAGEMENT	55
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	59
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	60
THE EXCHANGE OFFER	61
DESCRIPTION OF THE EXCHANGE SHARES	67
DESCRIPTION OF CAPITAL STOCK	68
CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS	74
TAXATION	76
PLAN OF DISTRIBUTION	82
ENFORCEMENT OF CIVIL LIABILITIES	83
INDUSTRY AND MARKET DATA	83
LEGAL MATTERS	83
EXPERTS	83
WHERE YOU CAN FIND ADDITIONAL INFORMATION	83
INDEX TO FINANCIAL STATEMENTS	F-1

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CONSEQUENCES OF FAILURE TO EXCHANGE

Following the completion of the Exchange Offer, holders of Original Shares that are not tendered or that are tendered but not accepted by us may resell Original Shares only if an exemption from registration under the Securities Act and applicable state securities laws is available or, outside of the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act. Original Shares may not be sold by non-affiliates pursuant to the exemption provided by Rule 144 until           , 2014 because such rule requires that we have been subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for more than 90 days.

Based on interpretations of the SEC staff that did not involve the issuer of securities or its affiliates, Exchange Shares issued pursuant to this Exchange Offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Shares in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the Exchange Shares to be acquired in this Exchange Offer. Any holder who tenders in this Exchange Offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the Exchange Shares (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

PROSPECTUS SUMMARY

This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should carefully review the entire prospectus, including the section of this prospectus entitled "Risk Factors" and the more detailed information that appears later in this prospectus before exchanging your common shares.

Unless otherwise indicated, references to "Nordic American Offshore," the "Company," "we," "our," "us" or similar terms refer to the registrant, Nordic American Offshore Ltd., and its subsidiaries, except where the context otherwise requires. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to "U.S. dollars," "dollars," "U.S. $" and "$" in this prospectus are to the lawful currency of the United States of America and references to "Norwegian Kroner" and "NOK" are to the lawful currency of Norway.

Concurrently with the commencement of this Exchange Offer, we plan to offer and sell our common shares through an initial public offering, which we refer to as the "IPO." We expect to file a registration statement on Form F-1 to register the common shares to be offered and sold in the IPO. We expect such registration statement to become effective concurrently with the registration statement of which this prospectus forms a part. This Exchange Offer is not contingent on the successful completion of the IPO.

Our Business

We are an international company that was recently incorporated in the Republic of the Marshall Islands for the purpose of acquiring and operating platform supply vessels, or PSVs, with an initial focus of operations in the North Sea.  We purchased six secondhand PSVs for an aggregate purchase price of approximately $270 million, which will transport supplies and equipment to and from offshore installations such as drilling rigs.  We refer to these six vessels as our Initial Fleet.  Our Initial Fleet was delivered to us during December 2013 and January 2014.  The current orderbook for drilling rigs indicates record growth in the drilling rig fleet going forward, which can create more opportunity for PSVs.  As of the date of this prospectus, five of the PSVs from our Initial Fleet have time charters attached to them that are scheduled to expire in November 2014, January 2015, January 2015, February 2015 and April 2018. The remaining vessel trades in the spot market.  We also have the option to acquire a newbuilding contract from Blue Ship Invest AS, or BSI, for the construction of one PSV at the Ulstein shipyard, which expires on February 1, 2014.

Our Initial Fleet was purchased from BSI, a wholly owned subsidiary of Ulstein Shipping AS which is fully owned by the Ulstein Group ASA. At the time of purchase, the six vessels that we acquired represented all of BSI's operating vessels. Three of the six vessels had time charters at the time of delivery.  Upon acquisition, NAO entered into separate novation agreements directly with the charterers, as the purchase of the vessels does not transfer the charter without the charterers consent. The three remaining vessels were free of charter at the time of delivery. BSI has two additional vessels that are under construction, of which we have an option to acquire one of these vessels.

In November 2013, we issued an aggregate of 16,666,666 common shares in a Norwegian private placement exempt from registration under the Securities Act for net proceeds of $243.5 million, of which, Nordic American Tankers Limited (NYSE:NAT), or NAT, an international tanker company with a fleet of 20 modern wholly-owned Suezmax tankers and a company related to us, acquired 4,333,566 common shares, representing an ownership interest in us of approximately 26%.  We refer to the Norwegian private placement throughout this prospectus as the Private Placement.  We believe that NAT will be motivated to facilitate our growth because of its significant ownership interest in us, and we intend to leverage the relationships, expertise and reputation of NAT to manage and charter our Initial Fleet, and to identify opportunities to expand our Initial Fleet through newbuildings and selective acquisitions.

As of the date of this prospectus, we have paid a total of $265.7 million due under the purchase contracts for our Initial Fleet. We plan to use a portion of the net proceeds from the IPO and the net proceeds from future equity or debt offerings or both, together with the amounts we expect to be available to us under our Credit Facility, as defined below, to fund additional acquisitions.  Our fleet currently operates exclusively in the North Sea.  Our intention is to acquire additional PSVs and develop a fleet that can expand its activities in the North Sea and to the Barents Sea as well as broaden its focus, in the longer term, to other areas such as West Africa, the Gulf of Mexico and Brazil.  The timing of these acquisitions has not been decided.

Our Relationship with Nordic American Tankers Limited

NAT is engaged in seaborne transportation of crude oil products in the international shipping markets. As of the date of this prospectus, its fleet consisted of 20 modern wholly-owned Suezmax tankers.

We believe that one of our principal strengths is our relationship with NAT and the NAT Group of companies, which includes the wholly-owned subsidiaries Scandic American Shipping Ltd., or Scandic, and Orion Tankers Ltd., or Orion. Our vessel operations are managed by our board of directors, by our management team and by members of the NAT Group of companies.  We expect our relationship with NAT and the NAT Group of companies will give us access to their relationships with major international charterers, lenders and oil companies. We will also have access to the NAT Group's technical, commercial and managerial expertise, which we believe will allow us to compete more effectively and operate our vessels on a cost efficient basis.

In addition to our relationship with NAT itself, we believe there are opportunities for us to benefit from operational, chartering and shipyard-based synergies from our broader relationship with the NAT Group of companies, which includes Scandic.  Scandic supervises the commercial and technical management of the 20 vessels owned by NAT and will provide us with the same services for our PSVs.

Our Executive Chairman and Interim Chief Executive Officer, Herbjørn Hansson, has been involved in the shipping and the offshore industries for nearly 40 years.  He is also the founder and has been the Chairman and Chief Executive Officer of NAT since its establishment in 1995.  The relationships described above, and other relationships between certain of our executive officers and members of the NAT Group of companies, may create certain conflicts of interest between us, on the one hand, and other members of the NAT Group, including our commercial and technical manager, on the other hand.

We can provide no assurances that we will realize any benefits from our relationship with NAT or the NAT Group.

Our Fleet

The following table summarizes key information about our Initial Fleet of PSVs as of the date of this prospectus:

Vessel Name	Year Built	Charterer	Capacity (dwt)	Cargo Deck Area (sq. meters)	Delivered to NAO

Blue Fighter	2012	Apache North Sea Limited	4,200	850	January 2014

Blue Prosper	2012	Apache North Sea Limited	4,242	850	January 2014

Blue Power	2013	BG International Limited	4,200	850	January 2014

Blue Thunder	2013	Statoil Petroleum AS	4,200	850	December 2013

Blue Guardian	2013	Statoil Petroleum AS	4,200	850	December 2013

Blue Protector	2013	Spot	4,200	850	December 2013

Employment of Our Fleet

Five of the vessels in our Initial Fleet are currently employed on time charters with firm commitment periods and the remaining vessel in our Initial Fleet is employed in the spot market, which we believe provides us with the benefits of stable cash flows and high utilization rates, while enabling us to capture increased profit margins during periods of improvements in PSV charter rates.  Our Initial Fleet is currently employed by and is providing services for Apache North Sea Limited, BG International Limited and Statoil Petroleum AS.

We define a spot charter as a contract with a duration of less than four months. Contracts over four months are referred to as time charters.

Management of Our Business

The technical management of our vessels is provided by independent vessel management companies under the supervision of Scandic. The ship management firms Atlantic Offshore Management AS and Remøy Shipping AS provide technical management services and commercial management services for our Initial Fleet.

The compensation paid to Scandic and to the technical and commercial management companies are in accordance with industry standards.  For further information, please see the "Financial Statements" which form a part of this prospectus.

Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

Attractive Initial Fleet. Our Initial Fleet is comprised of six high-quality PSVs with an average age of 0.9 years and an aggregate carrying capacity of 25,242 dwt. We believe that it is an opportune time to acquire PSVs because PSVs are primarily used for servicing drilling rigs and the orderbook for such drilling rigs is at an all-time high.  Also, utilization rates of PSVs is on an upward trend, with average year-to-date levels of 92%, which are approaching peak usage rates of 95% from 2007.

Significant available liquidity to pursue acquisition and expansion opportunities. Immediately following the IPO, we expect to have $          million of available cash, including $           , which is a portion of the net proceeds from the Private Placement and net proceeds of $          million from the IPO based on an assumed initial public offering price of $          per share. We intend to use our available cash and borrowing capacity under the Credit Facility to pursue vessel acquisitions, including the acquisition of our Initial Fleet, consistent with our business strategy. We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic acquisitions at attractive prices.

Experienced management team with an established track record in the public market. Our management team has considerable depth of shipping and offshore industry expertise.  Since 2004, under the leadership of the board of directors of NAT, including Herbjørn Hansson, our Executive Chairman and Interim Chief Executive Officer, NAT has grown from an owner of three vessels in 2004 to an owner of 20 vessels as of the date of this prospectus. Ms. Turid Sørensen, our Chief Financial Officer, also holds a senior management position within NAT and has more than 29 years of experience in the shipping industry and has formerly worked for Skaugen PetroTrans Inc., Ugland Nordic Shipping ASA and Teekay Norway AS.

Access to attractive acquisition and chartering opportunities.  We believe that NAT's global relationships with shipping companies, charterers, shipyards, brokers, major oil companies and commercial shipping lenders will provide us with a commercial advantage in accessing attractive asset acquisitions, chartering and vessel financing opportunities.  In addition, we believe that NAT's reputation as a creditworthy counterparty and proven ability to raise capital and execute vessel purchase transactions in a timely manner will provide us with access to acquisition opportunities on attractive terms.

High quality, cost efficient vessel opportunities.  We believe that the NAT Group's experience with the management of vessels and its reputation in the industry as an operator with high safety and quality operating standards will be important in establishing and retaining high quality charterers of PSVs that are looking for reliable and responsible operators to meet their exacting standards for vessel chartering and day-to-day operations.

Our Business Strategies

Our primary objectives are to profitably grow our business and achieve success as an owner and operator of PSVs. The key elements of our strategy are:

Expanding our fleet through opportunistic acquisitions of high-quality vessels at attractive prices. We intend to acquire additional modern secondhand PSVs and develop a fleet that can expand its activities in the North Sea and to the Barents Sea as well as broaden its focus, in the longer term, to other areas such as West Africa, the Gulf of Mexico and Brazil.  We have maintained a strong relationship with Ulstein Shipping AS, or Ulstein, one of our shareholders, who are known for developing highly advanced vessels for offshore segments.  When evaluating acquisitions, we will consider and analyze, among other things, our expectation of fundamental developments in the offshore oil and gas exploration industry, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached. We believe that these circumstances combined with our management's knowledge of the shipping industry and our relationship with Ulstein presents an opportunity for us to grow our fleet at favorable prices.

Optimizing vessel revenues through a combination of time charters and spot market exposure. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters as the charter market improves, to reduce downside risks and increase cash flows and future dividend capacity.  We believe that a strategy of mixed employment of our vessels through the spot market and fixed time charters will create the most sustainable form of revenue growth for our Company.

Focusing on platform supply vessels based on the experience and expertise of our management team in the international offshore and shipping industries. We believe that major international drilling rig and oil exploration companies seek transportation partners that are financially stable and have a reputation for reliability, safety, and high environmental and quality standards. We intend to leverage the operational expertise and customer base of the NAT Group and the members of our management team in order to further expand these relationships with consistent delivery of superior customer service.

Minimizing operating and corporate expenses. Pursuant to the management agreement that we have entered into, Scandic will coordinate and oversee the technical and commercial management of our fleet. We believe that Scandic will be able to provide these services at costs that are lower than what we could achieve by performing these functions in-house.

Maintain a strong balance sheet through moderate use of leverage.  We plan to finance our Initial Fleet and future vessel acquisitions with a mix of debt and equity, but intend to maintain moderate levels of leverage over time, even though we may have the capacity to obtain additional financing.  By maintaining moderate levels of leverage, we expect to retain greater flexibility than our more leveraged competitors to operate our vessels under shorter spot or period charters.  Charterers have increasingly favored financially solid vessel owners, and we believe that our expected balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which have also recently displayed a preference for contracting with well capitalized counterparties.

Recent Developments

On October 17, 2013, we issued 500 common shares to NAT in connection with our initial capitalization.

During November 2013, we issued and sold 16,666,666 common shares, par value $0.01 per share, in the Private Placement exempt from registration under the Securities Act for net proceeds of $243.5 million.  At the close of the Private Placement we repurchased and canceled the 500 shares issued in connection with our initial capitalization.

On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60 million, or our Credit Facility.  Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee on any undrawn amounts.  The Credit Facility matures in December 2018.  The proceeds of our Credit Facility are expected to fund general corporate purposes as well as the purchase of PSVs. Four vessels from our Initial Fleet have been pledged as security under our Credit Facility. We have currently drawn down $30 million on the Credit Facility.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the international shipping and offshore oil and gas exploration industry, including supply and demand, charter hire rates, a downturn in the global economy, hazards inherent in our industry and operations resulting in liability for damage to or destruction of property and equipment, pollution or environmental damage, inability to comply with covenants in our existing Credit Facility and credit facilities we may enter into, inability to finance capital projects, and inability to successfully employ our PSVs.

You should carefully consider the following risks, those risks described in "Risk Factors" and the other information in this prospectus before deciding whether to invest in our common shares.

Implications of being an Emerging Growth Company

We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
the ability to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and our financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in "total annual gross revenues" during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.  We are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

CORPORATE INFORMATION

We were incorporated in the Republic of the Marshall Islands on October 17, 2013 with principal executive offices located at Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.  Our telephone number at that address is (441) 295 2244.

OTHER INFORMATION

Because we are incorporated under the laws of the Republic of the Marshall Islands, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled "Risk Factors" and "Enforcement of Civil Liabilities" for more information.

SUMMARY OF THE EXCHANGE OFFER

Issuer	Nordic American Offshore Ltd., a corporation formed under the laws of the Republic of the Marshall Islands.

Background	We completed a private offering in November 2013 for 16,666,666 common shares raising net proceeds of approximately $243.5 million.
Offer to Exchange Original Shares for Exchange Shares
Under the terms of the Exchange Offer, you are entitled to exchange the Original Shares for Exchange Shares. All Original Shares that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer will be exchanged promptly. Any Original Shares not accepted for tender for any reason will be returned promptly after termination or expiration of the Exchange Offer.

Any holder electing to have Original Shares exchanged pursuant to this Exchange Offer must properly tender such holder's Original Shares for Exchange Shares prior to 5:00 p.m. New York City time (11:00 p.m. Oslo time) on the Expiration Date, as defined below.

The Exchange Offer is not being made to, nor will we accept surrenders of Original Shares for exchange from, holders of Original Shares in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction, nor to any person or entity to whom it is unlawful to make such offer.

Affiliates of ours (within the meaning of Rule 405 under the Securities Act), may not participate in the Exchange Offer.
Procedures for Tendering Original Shares
If you wish to tender your Original Shares for exchange in the Exchange Offer, you must instruct the Norwegian Exchange Agent, as defined below, to tender the Original Shares on your behalf, and you must send to the Norwegian Exchange Agent, on or before the Expiration Date, a properly completed and executed letter of transmittal, which has been provided to you with this prospectus and any other documentation requested by the letter of transmittal.

If you beneficially own Original Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Shares in the Exchange Offer, you should contact the registered holder promptly and instruct it to tender on your behalf accordingly.

Expiration Date
The Exchange Offer will remain open for at least 20 full business days and will expire at 5:00 p.m., New York City time (11:00 p.m. Oslo time), on                     , 2014, unless extended by us at our sole discretion, or the Expiration Date.

Resales of Exchange Shares
We believe that the Exchange Shares may be offered for resale, resold or otherwise transferred by you (unless you are an "affiliate" of ours within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•You acquire the Exchange Shares in the ordinary course of business; and
•You are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the Exchange Shares.

If any of the foregoing is not true and you transfer any Exchange Shares without delivering a prospectus meeting the requirements of the Securities Act and without an exemption for the transfer of your Exchange Shares from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability. If you are a broker-dealer and receive Exchange Shares for your own account in exchange for Original Shares that were acquired as a result of market-making activities or other trading activities, you must represent to us that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Shares.

Consequences of Failure to Exchange
If we complete the Exchange Offer and you do not participate in it, then:

•Your Original Shares will continue to be subject to the existing restrictions upon their transfer; and
•The liquidity of the market for your Original Shares could be adversely affected.

Withdrawal of Tenders
You may withdraw your tender of Original Shares at any time prior to the Expiration Date. To withdraw, you must submit a notice of withdrawal to the Exchange Offer before 5:00 p.m., New York City time (11:00 p.m. Oslo time) on the Expiration Date.

Conditions to Exchange Offer	The Exchange Offer is subject to certain customary conditions.

Tax Considerations
A shareholder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Until the shares become traded on an established securities market in the United States, any dividends paid by us will be treated as ordinary income to a U.S. shareholder, and may continue to be so treated even after we become publicly traded. On the disposition of our shares, a U.S. shareholder will recognize capital gain or loss, which will be treated as long-term capital gain or loss if the shares have been held for more than one year. Under certain circumstances, we may be treated as a "passive foreign investment company" for U.S. federal income tax purposes. If we were to be so treated, dividends paid by us will be treated as ordinary income to a U.S. shareholder. In addition, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences with respect to certain distributions received from us and gain on the sale of our shares, although a U.S. shareholder may be able to make certain tax elections to ameliorate these adverse consequences. See "Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences."

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Shares in this Exchange Offer. See "Use of Proceeds."
Exchange Agent
DNB Bank ASA is expected to be appointed as the Norwegian Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer. Computershare Trust Company N.A., or Computershare, is expected to be appointed as our transfer agent who will act as agent for purposes of exchanging Original Shares for Exchange Shares.  Deliveries should be addressed to the Norwegian Exchange Agent at the address on the back cover of this prospectus.

Exchange Shares
The Exchange Shares are identical to the Original Shares except that the Exchange Shares have been registered under the Securities Act of 1933, as amended, or the Securities Act, and, therefore, will not bear legends restricting their transfer.   For more details, please read "The Exchange Offer."

SUMMARY FINANCIAL DATA

We were formed on October 17, 2013 for the purpose of acquiring and operating platform supply vessels in the oil and gas exploration industry. The following table summarizes our summary financial data at the date indicated.

The following table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of operations" and the audited condensed balance sheet as of date of inception and related notes thereto included elsewhere in this prospectus.

Assets	October 17, 2013 (in US dollars)

Cash and cash equivalents	500

Total assets	500

Liabilities and Shareholders' equity

Liabilities	-

Shareholders' equity
Common Stock, par value 0.01 per Share; 1,000 shares authorized and 500 shares issued and outstanding	5
Additional Paid-in Capital	495

Total Liabilities and Shareholders' equity	500

Lack of Historical Operating Data for Vessels before their Acquisition: Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records we do not conduct due diligence into historical financial operating results when we acquire vessels.  Accordingly, we do not obtain historical operating data from sellers for the vessels that we acquire, because such information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability.  Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records.  The standard agreement does not give the buyer the right to inspect or receive copies of the historical financial operating data of the vessel.

Although vessels are generally acquired free of charter, we have acquired, and may in the future acquire, vessels that are on time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter.  It is rare in the industry for the charter to be taken over as part of the acquisition of a vessel. In most cases, when the vessel is under a time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement, called a "novation", with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter as separate service agreement between the vessel owner and the charterer is required.

In the instances where we identify a charter as a separate component in the acquisition, the identified asset or liability is recorded. In such instances the amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue. If the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

Three of the six vessels acquired, were employed on time charter contracts prior to the delivery. The time charters were recently renewed. Accordingly the Company has not identified significant differences between the current fair market value of those charters and the net present value of future contractual cash flows.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes "forward-looking statements," as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	fluctuations in interest rates;

•	general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values;

•	changes in demand in platform supply vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	vessel breakdowns and instances of off-hire; and

•	other important factors described in "Risk Factors" beginning on page 12.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the section entitled "Risk Factors," beginning on page 12 of this prospectus for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTORS

You should carefully consider the risks described below, as well as the other information included in this prospectus before deciding to participate in the Exchange Offer. We operate in an intensely competitive industry. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market, national and global economic conditions and the ownership of our common stock. The occurrence of any of the events described in this section could cause our results to differ materially from those contained in the forward-looking statements made in this report, and could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common shares.

RISK RELATED TO OUR INDUSTRY

We rely on the oil and natural gas industry, and volatile oil and natural gas prices impact demand for our services.

Demand for our services depends on activity in offshore oil and natural gas exploration, development and production. The level of exploration, development and production activity is affected by factors such as:

•	prevailing oil and natural gas prices;

•	expectations about future prices and price volatility;

•	cost of exploring for, producing and delivering oil and natural gas;

•	sale and expiration dates of available offshore leases;

•	demand for petroleum products;

•	current availability of oil and natural gas resources;

•	rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political, environmental and economic conditions;

•	technological advances; and

•	ability of oil and natural gas companies to obtain leases, permits, or obtain funds for capital.

The level of offshore exploration, development and production activity has historically been characterized by volatility. A decline in exploration and development of offshore areas may result in a decline in the demand for our offshore marine services. Any such decrease in activity is likely to reduce our day rates and our utilization rates and, therefore, could have a material adverse effect on our financial condition and results of operations.

An increase in the supply of PSVs would likely have a negative effect on charter rates for our vessels, which could reduce our earnings.

Charter rates for PSVs depend in part on the supply of vessels. We could experience a reduction in demand as a result of an increased supply of vessels. Excess vessel capacity in the industry or a particular offshore market may result from:

•	constructing new vessels;

•	moving vessels from one offshore market area to another;

•	converting vessels formerly dedicated to services other than offshore marine services; or

•	declining offshore oil and gas drilling production activities.

In the last ten years, construction of vessels of the type we operate has increased. The addition of new capacity of various types to the worldwide offshore marine fleet or declining offshore oil and gas drilling and production activities are likely to increase competition in those markets where we presently operate which, in turn, could reduce day rates, utilization rates and operating margins, which would adversely affect our financial condition and results of operations.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of our newbuilding and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If economic conditions throughout the world do not improve, it may impede our results of operations, financial condition and cash flows, and may adversely affect the market price of our common shares.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, recent turmoil and hostilities in the Middle East, including Syria, North Korea, North Africa and other geographic areas and countries. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods, including oil and gas, and, thus, the demand for PSVs. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. The recent and developing economic and governmental factors, together with the possible further declines in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, or the trading price of our common shares.

The market values of our vessels may decline, which could limit the amount of funds that we can borrow or cause us to breach certain financial covenants in our Credit Facility or other debt agreements that we may enter into in the future, result in an impairment charge and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of PSVs have generally experienced high volatility.  Although we believe that we have contracted to purchase our Initial Fleet at attractive times in the cycle, the fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the oil and gas exploration industry;

•	types, sizes and ages of vessels;

•	supply of and demand for vessels;

•	cost of newbuildings;

•	governmental or other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and

•	technological advances.

If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our Credit Facility or other debt agreements that we may enter into in the future.  In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our debt agreements, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values decline, we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two and a half to five years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could negatively impact our results of operations and financial condition.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we will, when available, arrange insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

World events could affect our results of operations and financial condition.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Korean Peninsula, the Middle East, including Egypt and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

We are subject to war, sabotage, piracy, cyber attacks and terrorism risk.

War, sabotage, pirate, cyber and terrorist attacks or any similar risk may affect our operations in unpredictable ways, including changes in the insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, refineries, electric generation, transmission and distribution facilities, offshore rigs and vessels, and communications infrastructures, could be direct targets of, or indirect casualties of, a cyber attack or an act of piracy or terror. War or risk of war may also have an adverse effect on the economy. Insurance coverage can be difficult to obtain in areas of pirate and terrorist attacks resulting in increased costs that could continue to increase. We continually evaluate the need to maintain this insurance coverage as it applies to our fleet. Instability in the financial markets as a result of war, sabotage, piracy, cyber attacks or terrorism could also affect our ability to raise capital and could also adversely affect the oil, natural gas and power industries and restrict their future growth.

The operations of our fleet may be subject to seasonal factors dependent upon which region of the world we are operating our platform supply vessels.  While we initially plan to operate exclusively in the North Sea we intend to expand to other areas such as West Africa, the Gulf of Mexico and Brazil.

Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement of drilling rigs. Activity in the Gulf of Mexico, like the North Sea, is often slower during the winter months when construction projects and other specialized jobs are most difficult, and during the hurricane season from June through November, although following a hurricane, activity may increase as there may be a greater demand for vessel services as repair and remediation activities take place. Operations in any market may be affected by seasonality often related to unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels.

The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Each of the vessels that we have agreed to acquire will be ISM Code-certified when delivered to us. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports as a result of non-compliance with the ISM Code, our revenues may be adversely impacted.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Our business has inherent operational risks, which may not be adequately covered by insurance.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Through our management agreements with our technical managers, we procure insurance for the vessels in our fleet employed under time charters against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.

We will procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet.  We do not maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel.  We may not be adequately insured against all risks.  We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverages.  The insurers may not pay particular claims.  Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay.

We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future.  For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, charter terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

RISK RELATED TO OUR COMPANY

We are a recently formed company with a limited history of operations.

We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy.  We cannot assure you that we will be successful in implementing our business strategy.

We may not be able to recharter or obtain new and favorable charters for our PSVs, which could adversely affect our revenues and profitability.

The vessels in our Initial Fleet are employed either on time charters with firm commitment periods or in the spot market. In addition, we have the option to acquire a newbuilding contract from Blue Ship Invest AS for the construction of one PSV at the Ulstein shipyard, for which we have not yet secured employment.  As of the date of this prospectus, five of the PSVs from our initial fleet have time charters attached to them that are scheduled to expire in November 2014, January 2015, January 2015, February 2015 and April 2018, respectively. Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. Additionally, we employ, and expect to continue to employ, some of our vessels in the spot charter market, exposing us to fluctuations in the spot charter rates.  The spot charter market may fluctuate significantly based upon PSV supply and demand.  The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters. The spot market is very volatile, and, in the recent past, there have been periods when spot charter rates have declined below the operating cost of vessels and for some vessel classes are currently only slightly above operating costs. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably.

If we are not able to obtain new charters, either on time charter or in the spot market, in direct continuation with existing charters or on newbuildings upon their delivery to us, or if new charters are entered into at rates substantially below the existing rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected and we may have difficulty meeting our obligations, including payments on indebtedness, or paying dividends in the future.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter into in the future, various contracts, including charter agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our charter agreements, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.

We expect to employ some of our vessels under medium- to long-term time charter agreements. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us, will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore supply industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We cannot assure you that our board of directors will declare dividends.

Our board of directors will continue to assess our dividend policy and may in the future determine to pay dividends.  The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors, restrictions contained in our Credit Facility or other debt agreement that we may enter into in the future and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The offshore supply industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.  It may take substantial time following the closing of this offering before it would be possible for us to pay any dividends. Accordingly, it may take substantial time following the closing of the IPO before it would be possible for us to pay any dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.

Under the terms of our Credit facility we are not be permitted to pay dividends if there is a default or a breach of a loan covenant.  Please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for more information relating to restrictions on our ability to pay dividends under the terms of our Credit Facility.

The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.

We may have difficulty managing our planned growth properly.

We are a newly incorporated company formed for the purpose of acquiring, owning and operating PSVs, with an initial focus of operations in the North Sea. In addition to the six secondhand PSVs comprising our Initial Fleet, we have the option to acquire a newbuilding contract from Blue Ship Invest AS for the construction of one additional PSV at the Ulstein shipyard, which expires in February 2014.  One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet.  As our business grows, we intend to acquire additional PSVs and expand our activities in the North Sea and to the Barents Sea as well as broaden our focus, in the longer term, to other areas such as West Africa, the Gulf of Mexico and Brazil.  Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable PSVs, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our existing and new operations;

•	integrate any acquired PSVs or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	enhance our customer base; and

•	improve our operating, financial and accounting systems and controls.

Our failure to effectively identify, acquire, develop and integrate any PSVs could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet in the PSV sector, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, if we further expand our fleet, we will need to recruit suitable additional seafarers and shore side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

We operate secondhand vessels, and we are exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with our vessels could adversely affect our ability to obtain profitable charters.

While we have inspected the secondhand vessels which we have acquired, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that it acquires.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel.  While the vessels in our Initial Fleet are recently built PSVs, as our vessels age typically they will become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life.  Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly.  Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass through canals and straits.  The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.  If new PSVs are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease.  As a result, our business, results of operations, cash flows and financial condition could be adversely affected.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to its financial results. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our operating subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

Our subsidiaries may be subject to taxation in the jurisdictions in which their activities are conducted. The amount of any such taxation may be material and would reduce the amounts available for distribution to shareholders.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of the common shares arising in an investor's particular situation under U.S. federal, state, local or foreign law.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S.  federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income," whereas rental income would generally constitute "passive income" to the extent not attributable to the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In this regard, we intend to treat the gross income we derive or are deemed to derive from our spot chartering and time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our spot chartering and time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year we become unable to acquire vessels in a timely fashion or if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "U.S. Federal Income Taxation U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common stock at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. Please see the section of this prospectus entitled "Tax Considerations—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We are dependent on our managers and their ability to hire and retain key personnel, and there may be conflicts of interest between us and our managers that may not be resolved in our favor.

Our success depends to a significant extent upon the abilities and efforts of our manager, Scandic, and our technical and commercial managers. Our success will depend upon our and our managers' ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition.

Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

RISKS RELATED TO OUR RELATIONSHIP WITH NAT AND ITS AFFILIATES

Our relationship with NAT may cause a conflict of interest.

Scandic, a wholly-owned subsidiary of NAT, supervises the commercial and technical management of the 20 vessels owned by NAT and will provide us with the same services for our PSVs.  This may cause a conflict of interest between us, on the one hand, and other members of the NAT Group, on the other hand.  As a result of these conflicts, Scandic may favor their owner's interests over our interests.  These conflicts may have unfavorable results for us.

Our relationship with NAT may cause negative publicity.

Negative incidents that the NAT Group may incur could reflect poorly on us due to our relationship with NAT.  This negative publicity may have unfavorable results for us.

RISKS RELATED TO OUR INDEBTEDNESS

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities will bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the offshore supply vessel industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•           seeking to raise additional capital;

•           refinancing or restructuring our debt;

•           selling PSVs; or

•           reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under the credit facilities that we intend to enter, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt.

We expect to be exposed to volatility in the London Interbank Offered Rate, or LIBOR, we may enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

Our Credit Facility is advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, and will affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end.  Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings

We intend to selectively enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.

Our Credit Facility contains restrictive covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our Credit Facility imposes operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our Credit Facility or if there is another default under our Credit Facility;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to certain vessels;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, our Credit Facility requires us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet.  Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

RISKS RELATING TO OUR COMMON STOCK

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA.  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can't predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

An active and liquid market for our common shares may not develop or be sustained.

Prior to the planned IPO, our common shares traded only on the Norwegian OTC List and there was no established trading market for our common shares in the United States.  We intend to apply to list our common shares on the New York Stock Exchange.  There is no guarantee that an active trading market will form.  Shareholders therefore have limited access to information about prior market history on which to base their investment decision.  If an active trading market for the Exchange Shares does not develop, this will affect the ability of our shareholders to sell their Exchange Shares and the price that our shareholders may obtain for their Exchange Shares.

Even if an active trading market develops, the market value for our common stock may be highly volatile and could be subject to wide fluctuations after the Exchange Offer, and we cannot predict the price at which our common shares will trade.

The price of our common shares may be highly volatile.

The market price of the common shares has fluctuated since the listing on the Norwegian OTC List in November 2013 and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since November 2013, the market price for our common shares, as reported by the Norwegian over-the-counter system, has varied between NOK92.0 (approximately $14.96) and NOK104.50 (approximately $17.00). In addition, following the completion of the Exchange Offer, an additional          of our common shares may be available for trading in the U.S. markets and          additional common shares may be available for trading in the U.S. market after our IPO.  An adverse development in the market price for our common shares could negatively affect our ability to issue new equity to fund our activities.

If we do not become publicly-listed, this could adversely affect the value of our common shares and our access to the capital markets may be limited.

There is no guarantee that a liquid market for our common shares will develop following the completion of our IPO or if we complete the Exchange Offer. We intend to apply to have our common shares listed on the New York Stock Exchange; however, the New York Stock Exchange has initial listing criteria, including criteria related to minimum bid price, public float, market makers, minimum number of round lot holders (shareholders who own 100 or more shares) and board independence requirements. We currently do not meet the initial listing criteria for a minimum number of round lot holders nor will we as a result of the Exchange Offer and therefore we will need to engage in a transaction, such as the IPO, to meet this requirement. We cannot assure you that the IPO will be completed or that our common shares will be approved for listing on the New York Stock Exchange. Our inability to list our common stock on the New York Stock Exchange, or another national securities exchange, could affect the ability of our shareholders to sell their common shares and, consequently, adversely affect the value of such shares. In such case, our shareholders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common shares. In addition, we would have more difficulty attracting coverage by market research analysts. Further, if we are unable to have our shares listed with a stock exchange, our access to capital markets may be limited and we may have to rely on funding from private sources. Limited access to the capital markets could impair our ability to finance our operations and any potential acquisitions and could have a material adverse effect on our business, operating results and financial condition.

Your failure to tender your Original Shares in the Exchange Offer may affect their marketability.

If you do not exchange your Original Shares for Exchange Shares in the Exchange Offer, you will continue to be subject to the existing restrictions on transfers of the Original Shares. After we complete the Exchange Offer, if you continue to hold Original Shares and you seek to liquidate your investment, you will have to rely on an exemption from the registration requirements under applicable securities laws, including the Securities Act, regarding any sale or other disposition of the Original Shares unless and until the Original Shares are registered for resale.

Future sales of our common shares could cause the market price of our common shares to decline.

Our amended and restated articles of incorporation authorize us to issue 200,000,000 common shares, of which 16,666,666 shares were issued and outstanding as of the date of this prospectus.  Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.  In addition, following the completion of the Exchange Offer, an additional                of our common shares may be available for trading in the U.S. markets.  We intend to issue additional shares of our common stock in the future.  Our shareholders may incur dilution from any future equity offering and upon the issuance of additional shares of our common stock upon the exercise of options we grant to certain of our executive officers or upon the issuance of additional common shares pursuant to our equity incentive plan.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current board of directors, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at stockholder meetings;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•
authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our amended and restated articles of incorporation and bylaws.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" as described under "Summary—Implications of Being an Emerging Growth Company." We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.

 Upon completion of our planned IPO, we will be a public company, and as such, we will have significant legal, accounting and other expenses in addition to our initial registration and listing expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley, subject to the reduced disclosure requirements for emerging growth companies set forth above. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.

USE OF PROCEEDS

We will not receive any proceeds from the Exchange Offer. In exchange for issuing Exchange Shares as contemplated in this prospectus, we will receive Original Shares which are identical to the Exchange Shares except that the Exchange Shares are registered under the Securities Act, and, therefore, will not bear legends restricting their transfer. The Original Shares surrendered in exchange for Exchange Shares will be cancelled.

CAPITALIZATION

The following table sets forth our capitalization:

•	on an actual basis, as of October 17, 2013; and

•	on an adjusted basis, to give effect to (i) the net proceeds of $243.5 million from our Private Placement and (ii) the amount borrowed under our Credit Facility, as of January 14, 2014.

•	on an as further adjusted basis,

The information set forth in the table assumes no exercise of the underwriters' over-allotment option in the IPO. The Exchange Offer is not contingent on the successful completion of the IPO.  Please read "Risk Factors" beginning on page 12 for a more complete discussion of risks and uncertainties that should be considered before exchanging your common shares. You should read this capitalization table together with the section of this prospectus entitled "Selected Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.

U.S. dollars	Actual	As Adjusted	As Further Adjusted
Debt
Credit Facility	-	30,000,000

Total Debt	-	30,000,000

Shareholders' equity
Common shares, $0.01 par value outstanding actual (500 shares), as adjusted (16 666 666 shares)	5	166,667
Additional paid-in capital	495	243,333,333

Shareholders' equity	500	243,500,000

Total capitalization	500	273,500,000

____________________

SHARE PRICE INFORMATION

Our common shares have traded on the Norwegian OTC List since November 2013 under the symbol "NAO."  We intend to apply to have our common shares listed for trading on the New York Stock Exchange under the symbol "NAO."

The following tables set forth the high and low prices and the average daily trading volume for our common shares as reported on the Norwegian OTC List for the periods listed below. Share prices are presented in U.S. dollars per common share based on the Bloomberg Composite Rate on each day of measurement. On January 29, 2013, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK6.20 to one U.S. dollar based on the Bloomberg Composite Rate in effect on that date.

	Norwegian OTC List
	High (U.S. dollars)	Low (U.S. dollars)
January 2013 (through and including January 29, 2014)	$16.86	$15.65
December 2013	$15.97	$15.00
November 2013 (since November 28, 2013)	$16.85	$15.97

DIVIDEND POLICY

We have not yet paid any dividends to holders of our common shares but we intend to adopt a policy of declaring quarterly dividends to shareholders as decided by our board of directors.  The dividend to shareholders could be higher than the operating cash flow or the dividend to shareholders could be lower than the operating cash flow after reserves as our board of directors may from time to time determine are required, taking into account contingent liabilities, including the cost of drydockings, the terms of our Credit Facility, our other cash needs and the requirements of Marshall Islands law.

Until the shares become traded on an established securities market in the United States, any dividends paid by us will be treated as ordinary income to a U.S. shareholder, and may continue to be so treated even after we become publicly traded.  Please see the section of this prospectus entitled "Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions" for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.

In the event of a default or breach of covenants under our Credit Facility, we are restricted from paying dividends. Under such circumstances, we may not be able to pay dividends so long as we are in default or have breached certain covenants of our Credit Facility without our lender's consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The PSV charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. Until we take delivery of the vessels we have agreed to acquire or identify and acquire additional vessels and deploy them on charters, we will not generate cash from operations for dividends. We are a recently formed company and have a limited performance record and operating history.  Accordingly, it may take substantial time following the closing of this offering before it would be possible for us to pay any dividends in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus titled "Risk Factors."

SELECTED FINANCIAL DATA

We were formed on October 17, 2013 for the purpose of acquiring and operating platform supply vessels, or PSVs with an initial focus of operations in the North Sea. The following table summarizes our selected financial data at the date indicated.

The following table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited condensed balance sheet as of date of inception and related notes thereto included elsewhere in this prospectus.

Assets	October 17, 2013 (In U.S. dollars)

Cash and cash equivalents	500

Total assets	500

Liabilities and Shareholders' equity

Liabilities	-

Shareholders' equity
Common Stock, par value 0.01 per Share; 1,000 shares
authorized and 500 shares issued and outstanding	5
Additional Paid-in Capital	495

Total Liabilities and Shareholders' equity	500

Lack of Historical Operating Data for Vessels before their Acquisition: Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records we do not conduct due diligence into historical financial operating results when we acquire vessels.  Accordingly, we do not obtain historical operating data from sellers for the vessels that we acquire, because such information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability.  Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records.  The standard agreement does not give the buyer the right to inspect or receive copies of the historical financial operating data of the vessel.

Although vessels are generally acquired free of charter, we have acquired, and may in the future acquire, vessels that are on time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter.  It is rare in the industry for the charter to be taken over as part of the acquisition of a vessel. In most cases, when the vessel is under a time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement, called a "novation", with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter as separate service agreement between the vessel owner and the charterer is required.

In the instances where we identify a charter as a separate component in the acquisition, the identified asset or liability is recorded. In such instances the amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue. If the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

Three of the six vessels acquired, were employed on time charter contracts prior to the delivery. The time charters were recently renewed. Accordingly the Company has not identified significant differences between the current fair market value of those charters and the net present value of future contractual cash flows.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial and Other Data" and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Please read "Risk Factors" and "Forward-Looking Statements." In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

We were incorporated in the Republic of the Marshall Islands on October 17, 2013.  As of the date of this prospectus, we have issued and sold 16,666,666 common shares in a Norwegian private transaction exempt from registration under the Securities Act for net proceeds of $243.5 million.  From these net proceeds, we have made payments aggregating $265.7 million in connection with the purchase contracts for our Initial Fleet, which includes six secondhand platform supply vessels, or PSVs.  Our Initial Fleet was delivered to us during December 2013 and January 2014.  We also have the option to acquire a newbuilding contract from Blue Ship Invest AS for the construction of a PSV at the Ulstein shipyard, which expires on February 1, 2014.  As of January 29, 2014, we have a cash balance of $3.9 million.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Additional information - Development stage company

The preparation of financial statements in conformity with U.S. GAAP requires the disclosure of certain information applicable to development stage companies:

•	The balance sheet includes cumulative net losses under the caption "Deficit accumulated during the development stage" in shareholders' equity;

•	The income statement shows amounts of revenue and expenses for each period and, in addition, cumulative amounts from the company's inception;

•
The statement of cash flows shows the sources and uses of financial resources for each period for which an income statement is presented and, in addition, cumulative amounts from the company's inception.

The Company was incorporated in October 2013 hence there is only one period reported in our financial statements, included elsewhere in this prospectus.

We have raised capital to acquire our Initial Fleet, which has commenced operations. However in the near future we may develop our commercial operations, recruit personnel and consider acquiring more vessels.  We expect to remain a development stage company until we are listed on the NYSE and a CEO is recruited.

The following are critical accounting policies we will adopt.

Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Revenue and Expense Recognition: Revenues and expenses are recognized on the accruals basis. Revenues are generated from time charters and spot charters. A spot charter is defined as a contract with a duration of less than four months. Contracts with durations of over four months are defined as time charters. Both time and spot charters are accounted for in the same manner.

Voyage revenues and expenses are recognized on a straight line basis over the duration of the contract with the charterer and, therefore, may be allocated between reporting periods based on the relative transit time in each period. The impact of any recognized voyage expenses ratably over the length of each contract, if any, is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on contracts are provided for in full at the time such losses can be estimated.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels' cost based on the weighted-average method. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is provided over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel.

A summary of significant accounting policies can be found in the "Financial Statements," which form a part of this prospectus.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Funds; Cash Management

We purchased six secondhand PSVs and we also have the option to acquire a newbuilding contract from Blue Ship Invest AS for the construction of a PSV at the Ulstein shipyard, which expires on February 1, 2014.  Our Initial Fleet was delivered to us during December 2013 and January 2014.  Our business is capital intensive and we intend to pay for these vessels with a combination of proceeds from the sale of our common stock and borrowings under one or more secured credit facilities, which will be collateralized by the vessels in our Initial Fleet.  We anticipate that such credit agreements will bear interest based on LIBOR.  Between November 15, 2013 and November 18, 2013, we issued and sold 16,666,666 common shares, par value $0.01 per share, in a Norwegian private transaction exempt from registration under the Securities Act for net proceeds of $243.5 million.

We expect to rely on operating cash flows as well as long-term borrowings under secured credit facilities and future equity offerings to implement our growth plan and dividend policy.  On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60 million, or our Credit Facility.  The proceeds of our Credit Facility are expected to fund general corporate purposes as well as the purchase of PSVs.  Four vessels from our Initial Fleet have been pledged as security under our Credit Facility.  We believe that our current cash balance as well as operating cash flows and available borrowings under our Credit Facility will be sufficient to meet our liquidity needs for the next 12 months.

Our Credit Facility contains financial covenants which require us, among other things, to:

•	maintain minimum liquidity of the higher of either $10 million or $1 million per vessel that we operate;

•	maintain a minimum value adjusted equity amount of $135,000,000;

•	maintain a minimum value adjusted equity ratio of 45%; and

•	at all times maintain positive working capital on a consolidated basis.

Our Credit Facility also contains covenants which may limit, among other things, our ability to:

•	pay dividends to shareholders;

•	incur additional indebtedness, create liens or issue guarantees;

•	sell, transfer or lease certain of our assets or vessels;

•	make investments or capital expenditures;

•	reduce our share capital; and

•	undergo a more than 50% change in ownership, technical manager or commercial manager.

Dividend Policy

We have not yet paid any dividends to holders of our common shares but we intend to adopt a policy of declaring quarterly dividends to shareholders as decided by our board of directors.  The dividend to shareholders could be higher than the operating cash flow or the dividend to shareholders could be lower than the operating cash flow after reserves as our board of directors may from time to time determine are required, taking into account contingent liabilities, including the cost of drydockings, the terms of our Credit Facility, our other cash needs and the requirements of Marshall Islands law.  Please see the section of this prospectus entitled "Dividend Policy."

Prospective Financial Information

The Company does not as a matter of course make public projections as to future charter revenue, earnings, or other results. However, the management of the Company has prepared the prospective financial information set forth below to present the investor with an estimate of what amount of average daily revenue our vessels would need to earn in order to cover our vessel operating expenses and all other cash expenses, including interest expenses and general and administrative expenses. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company's management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this registration statement are cautioned not to place undue reliance on the prospective financial information.

Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by the management of the Company as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties, including the following: lack of operating history and other factors described in "Risk Factor" section of the registration statement. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this registration statement should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The Company does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, the Company does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Company does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

Additional information relating to the principal assumptions used in preparing the projections is set forth below.

Expected Break-Even Rates

The cash break-even rate is the average daily revenue our vessels would need to earn in order to cover our vessel operating expenses and all other cash expenses, including interest expenses and general and administrative expenses. The average duration of the contracts (including options) are just over two years with rates between $25,000 and $29,000 per day per vessel.  We expect our cash break-even rate to be about $12,000 per day. This is based on our budget for vessel operating expenses of $10,000 per day, and estimated general and administrative costs and financial expenses of approximately $2,000. These estimates were made based on our current financing and plans for operation of the Company.

Contractual Obligations

The following table sets forth our estimated commitments and obligations at of the date of this prospectus.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
					-
Long-Term Debt Obligation (1)	30.0	-	-	30.0	-
Interest Payments (2)	4.0	0.8	2.4	0.8	-
Commitment Fees (3)	1.5	0.3	0.9	0.3	-
Success Fee (4)	1.5	1.5	-	-	-
Total	37.0	2.6	3.3	31.1	-

(1) Refers to our obligation to repay indebtedness outstanding of the 2013 Credit Facility.
(2) Refers to estimated payments over the term of the indebtedness outstanding of the 2013 Credit Facility.
(3) Refers to estimated commitment fees over the term of the indebtedness outstanding of the 2013 Credit Facility.
(4) Refers to success fee which is contingent on stock listing of the Company at the New York Stock Exchange.

This table does not include commercial, operational and technical management fees and expenses, which are approximately $340,000 per vessel per year and will be incurred by each vessel starting upon their respective delivery to us.

The success fee is payable at the time of listing on the NYSE, and is compensation to the members of management for successfully establishing the Company.

INDUSTRY AND MARKET CONDITIONS

Source: Pareto Securities AS

The market for Offshore Support Vessels, or OSVs, traditionally comprised of Platform Supply Vessels, or PSVs, and Anchor Handling Tug Supply vessels, or AHTSs, is driven by the supply and demand activity in the offshore oil rig and platform sector, and the availability of OSVs. PSVs are designed to transport supplies to offshore oil rigs and platforms, and typically return with different types of waste generated from the drilling process. PSVs are versatile vessels and are employed throughout the offshore sector, assisting in various segments such as subsea construction and pipelaying.  AHTSs are designed to handle anchors for offshore oil rigs, to tow rigs to location, as well as to transport supplies and equipment.

The number of PSVs required per rig varies depending on the type of rig, but the increasingly utilized Ultra Deepwater Floating Rig, or the UDW, generally requires two to four PSVs per rig.  PSVs are generally characterized as small or large based on whether the deadweight ton capacity, or dwt, of the vessel is below or above 3,000 dwt. Global demand for PSVs has mainly been for large high-end vessels, as exploration drilling moves to deeper waters in more remote and demanding regions.

The general market for OSVs strengthened substantially in 2013 as compared to 2012, especially for large PSVs in the North Sea spot market, for which utilization in the North Sea has been around 90% for the year. During the traditionally strong summer season, the PSV market was essentially sold out and dayrates almost doubled as compared to those in 2012.

In addition to solid activity in the North Sea, escalation of demand has positively influenced the global market in other areas, such as West Africa, which has experienced PSV fleet growth of approximately 18% and 19% in 2012 and to date in 2013, respectively. In 2013, West Africa drew 16 vessels out of the North Sea fleet, which is currently comprised of 224 vessels with greater than 3,000 dwt capacity.  While the Brazilian rig count, historically one of the most important drivers of OSV demand, has not grown in recent years due to disappointing discoveries.  However, a growing installed base of floating production and offloading units, or FPSOs, along with increased project activity will continue to elevate demand for PSVs.  Furthermore, increased frontier drilling in the Barents Sea has had a positive effect on the demand for PSVs, as lack of infrastructure in the region augments the number of PSVs required per rig and the length of time for which each PSV is required.

Operations in the North Sea, an important driver of OSV demand, declined in 2012, contributing to last year's poor summer season. Demand has improved significantly in 2013 and we expect this development to continue into 2014, as large companies prepare for subsea projects in the coming year. Two large FPSO installations may take place next year in the Barents Sea and North Sea, respectively, which will draw on PSV capacity.  We further expect the number of working rigs in Northwest Europe to increase by approximately 12% per annum in the coming years, implying increased exploration and appraisal drilling and continued growth in demand for PSVs.  In 2013, exploration and appraisal drilling rebounded to 55 wells from the low of 42 wells reached during 2012. We believe this development will continue into 2014 and 2015 as interest grows for frontier drilling in the Barents Sea, the Arctic regions and potentially offshore Greenland.  Preliminary estimates suggest that 15 wells will be drilled in the Barents Sea in 2014 and 2015, compared to the six wells drilled in 2012 and nine in 2013. In the Russian Arctic during 2014, some oil companies are planning to launch a multi-seasonal drilling campaign in the Kara Sea, which will be highly OSV intensive and require large high-end vessels that will need to be drawn from the North Sea fleet.  Previous drilling campaigns offshore Greenland required 12 to 14 vessels to support two rigs, also taken from the North Sea pool of vessels. We also believe that there is at least one new campaign being considered offshore of Greenland of approximately 3 months during 2014 and 2015.  We believe that the recent announcements of oil discoveries offshore Newfoundland could lead to more Arctic campaigns during 2015 and beyond.  Furthermore, we believe Nova Scotia and Canada will receive renewed interest from other exploration and production companies.

As drivers of PSV demand continue to point upwards, the ordering of newbuildings has decreased along with the orderbook.  The PSV sector has in previous years been haunted by high newbuilding activity, often on speculative terms.  Thus, we believe it is important to emphasize that expected PSV newbuilding orders could slip 40% and 30% in 2013 and 2014, respectively, as approximately 50% of vessels on order are being built at Asian yards, many of which have little or no experience building PSVs.  The European orderbook is currently at an eight year low, and we further expect few of the vessels coming from Asian yards to have specifications suitable for harsh environments such as the North Sea and Arctic regions.  Though the PSV orderbook has come down, the orderbook for drilling rigs, traditionally a leading indicator for future PSV demand, is at an all-time high, implying fewer PSVs available per rig going forward.

The demand for PSVs has increased since 2012 and we expect continued improvements in the market for PSV operators going into 2014.  As the growth in the rig count is expected to outpace the growth of the PSV fleet in the coming years, the demand for PSVs should increase and dayrates should improve.  Additionally, we believe there will be higher demand for PSVs in the North Sea market during 2014 as more vessels leave the North Sea for West Africa and other regions, and as companies engage in more frontier drilling activities in the Barents Sea and the Arctic regions.

BUSINESS

History and Development of the Company

Nordic American Offshore Ltd. was established on October 17, 2013 under the laws of the Republic of the Marshall Islands. During November 2013, we issued and sold 16,666,666 common shares, par value $0.01 per share, in a Norwegian private transaction exempt from registration under the Securities Act for net proceeds of $243.5 million. We purchased six secondhand PSVs for an aggregate purchase price of approximately $270 million, which will transport supplies and equipment to and from offshore installations such as drilling rigs.  We refer to these six vessels as our Initial Fleet.  Our Initial Fleet was delivered to us during December 2013 and January 2014.  The current orderbook for drilling rigs indicates record growth in the drilling rig fleet going forward, which can create more opportunity for PSVs.  As of the date of this prospectus, five of the PSVs from our Initial Fleet have time charters attached to them that are scheduled to expire in November 2014, January 2015, January 2015, February 2015 and April 2018. The remaining vessel trades in the spot market.  We also have the option to acquire a newbuilding contract from Blue Ship Invest AS, or BSI, for the construction of one PSV at the Ulstein shipyard, which expires on February 1, 2014.

Our Initial Fleet was purchased from BSI, a wholly owned subsidiary of Ulstein Shipping AS which is fully owned by the Ulstein Group ASA. At the time of purchase, the six vessels that we acquired represented all of BSI's operating vessels. Three of the six vessels had time charters at the time of delivery.  Upon acquisition, NAO entered into separate novation agreements directly with the charterers, as the purchase of the vessels does not transfer the charter without the charterers consent. The three remaining vessels were free of charter at the time of delivery. BSI has two additional vessels that are under construction, of which we have an option to acquire one of these vessels.

As of the date of this prospectus, we have paid a total of $265.7 million due under the purchase contracts for our Initial Fleet. We plan to use a portion of the net proceeds from the IPO and the net proceeds from future equity or debt offerings or both, together with the amounts we expect to be available to us under our Credit Facility, to fund additional acquisitions.  Our fleet currently operates exclusively in the North Sea.  Our intention is to acquire additional PSVs and develop a fleet that can expand its activities in the North Sea and to the Barents Sea as well as broaden its focus, in the longer term, to other areas such as West Africa, the Gulf of Mexico and Brazil.  The timing of these acquisitions has not been decided.

On December 19, 2013 we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60 million, or our Credit Facility.  The proceeds of our Credit Facility are expected to fund general corporate purposes as well as the purchase of PSVs.  Four vessels from our Initial Fleet have been pledged as security under our Credit Facility.

Business Overview

We are a newly formed international company created on October 17, 2013 under the laws of the Republic of the Marshall Islands for the purpose of acquiring and operating platform supply vessels, or PSVs, with an initial focus of operations in the North Sea.  Our PSVs will transport supplies and equipment to and from offshore installations such as drilling rigs.  The current orderbook for drilling rigs indicates record growth in the drilling rig fleet going forward.

Our primary objectives are to profitably grow our business and emerge as a successful owner and operator of PSVs. We intend to leverage the relationships, expertise and reputation of Nordic American Tankers Ltd., or NAT, and the NAT Group of companies to manage, service and employ our fleet and to identify opportunities to expand our fleet through newbuildings and selective acquisitions.

Our Relationship with Nordic American Tankers Limited

NAT is engaged in seaborne transportation of crude oil products in the international shipping markets. As of the date of this prospectus, its fleet consisted of 20 modern wholly-owned Suezmax tankers.

We believe that one of our principal strengths is our relationship with NAT and the NAT Group of companies, which includes the wholly-owned subsidiaries Scandic American Shipping Ltd., or Scandic, and Orion Tankers Ltd., or Orion. Our vessel operations are managed by our board of directors, by our management team and by members of the NAT Group of companies.  We expect our relationship with NAT and the NAT Group of companies will give us access to their relationships with major international charterers, lenders and oil companies. We will also have access to the NAT Group's managerial expertise, which we believe will allow us to compete more effectively and operate our vessels on a cost efficient basis.

In addition to our relationship with NAT itself, we believe there are opportunities for us to benefit from operational, chartering and shipyard-based synergies from our broader relationship with the NAT Group of companies, which includes Scandic.  Scandic supervises the commercial and technical management of the 20 vessels owned by NAT and will provide us with the same services for our PSVs.

Our Executive Chairman and Interim Chief Executive Officer, Herbjørn Hansson, has been involved in the shipping and the offshore industries for nearly 40 years.  He is also the founder and has been the Chairman and Chief Executive Officer of NAT since its establishment in 1995.  The relationships described above, and other relationships between certain of our executive officers and members of the NAT Group of companies, may create certain conflicts of interest between us, on the one hand, and other members of the NAT Group, including our commercial and technical manager, on the other hand.  Please see the section entitled "Risk Factors," beginning on page 12 of this prospectus for a more complete discussion of these risks and uncertainties and for other risks and uncertainties.

We can provide no assurances that we will realize any benefits from our relationship with NAT or the NAT Group.

Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

Attractive Initial Fleet. Our Initial Fleet is comprised of six high-quality PSVs with an average age of 0.9 years and an aggregate carrying capacity of 25,242 dwt. We believe that it is an opportune time to acquire PSVs because PSVs are primarily used for servicing drilling rigs and the orderbook for such drilling rigs is at an all-time high.  Also, utilization rates of PSVs is on an upward trend, with average year-to-date levels of 92%, which are approaching peak usage rates of 95% from 2007.

Significant available liquidity to pursue acquisition and expansion opportunities. Immediately following the IPO, we expect to have $          million of available cash, including $           , which is a portion of the net proceeds from the Private Placement and net proceeds of $          million from the IPO based on an assumed initial public offering price of $          per share. We intend to use our available cash and borrowing capacity under the Credit Facility to pursue vessel acquisitions, including the acquisition of our Initial Fleet, consistent with our business strategy. We believe that our strong balance sheet, financing capacity and future access to capital will allow us to make opportunistic acquisitions at attractive prices.

Experienced management team with an established track record in the public market. Our management team has considerable depth of shipping and offshore industry expertise.  Since 2004, under the leadership of the board of directors of NAT, including Herbjørn Hansson, our Executive Chairman and Interim Chief Executive Officer, NAT has grown from an owner of three vessels in 2004 to an owner of 20 vessels as of the date of this prospectus. Ms. Turid M. Sørensen, our Chief Financial Officer, also holds a senior management position within NAT and has more than 29 years of experience in the shipping industry and has formerly worked for Skaugen PetroTrans Inc., Ugland Nordic Shipping ASA and Teekay Norway AS.

Access to attractive acquisition and chartering opportunities.  We believe that NAT's global relationships with shipping companies, charterers, shipyards, brokers, major oil companies and commercial shipping lenders will provide us with a commercial advantage in accessing attractive asset acquisitions, chartering and vessel financing opportunities.  In addition, we believe that NAT's reputation as a creditworthy counterparty and proven ability to raise capital and execute vessel purchase transactions in a timely manner will provide us with access to acquisition opportunities on attractive terms.

High quality, cost efficient vessel opportunities.  We believe that the NAT Group's experience with the management of vessels and its reputation in the industry as an operator with high safety and quality operating standards will be important in establishing and retaining high quality charterers of PSVs that are looking for reliable and responsible operators to meet their exacting standards for vessel chartering and day-to-day operations.

Our Business Strategies

Our primary objectives are to profitably grow our business and achieve success as an owner and operator of PSVs. The key elements of our strategy are:

Expanding our fleet through opportunistic acquisitions of high-quality vessels at attractive prices. We intend to acquire additional modern secondhand PSVs and develop a fleet that can expand its activities in the North Sea and to the Barents Sea as well as broaden its focus, in the longer term, to other areas such as West Africa, the Gulf of Mexico and Brazil.  We have maintained a strong relationship with Ulstein Shipping AS, or Ulstein, one of our shareholders, who are known for developing highly advanced vessels for offshore segments.  When evaluating acquisitions, we will consider and analyze, among other things, our expectation of fundamental developments in the offshore oil and gas exploration industry, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached. We believe that these circumstances combined with our management's knowledge of the shipping industry and our relationship with Ulstein presents an opportunity for us to grow our fleet at favorable prices.

Optimizing vessel revenues through a combination of time charters and spot market exposure. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters as the charter market improves, to reduce downside risks and increase cash flows and future dividend capacity.  We believe that a strategy of  mixed employment of our vessels through the spot market and fixed time charters will create the most sustainable form of revenue growth for our Company.

Focusing on platform supply vessels based on the experience and expertise of our management team in the international offshore and shipping industries. We believe that major international drilling rig and oil exploration companies seek transportation partners that are financially stable and have a reputation for reliability, safety, and high environmental and quality standards. We intend to leverage the operational expertise and customer base of the NAT Group and the members of our management team in order to further expand these relationships with consistent delivery of superior customer service.

Minimizing operating and corporate expenses. Pursuant to the management agreement that we have entered into, Scandic will coordinate and oversee the technical and commercial management of our fleet. We believe that Scandic will be able to provide these services at costs that are lower than what we could achieve by performing these functions in-house.

Maintain a strong balance sheet through moderate use of leverage.  We plan to finance our Initial Fleet and future vessel acquisitions with a mix of debt and equity, but intend to maintain moderate levels of leverage over time, even though we may have the capacity to obtain additional financing.  By maintaining moderate levels of leverage, we expect to retain greater flexibility than our more leveraged competitors to operate our vessels under shorter spot or period charters.  Charterers have increasingly favored financially solid vessel owners, and we believe that our expected balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which have also recently displayed a preference for contracting with well capitalized counterparties.

Our Fleet

The following table summarizes key information about our Initial Fleet as of the date of this prospectus:

Vessel Name	Year Built	Charterer	Capacity (dwt)	Cargo Deck Area (sq. meters)	Delivered to NAO

Blue Fighter	2012	Apache North Sea Limited	4,200	850	January 2014

Blue Prosper	2012	Apache North Sea Limited	4,242	850	January 2014

Blue Power	2013	BG International Limited	4,200	850	January 2014

Blue Thunder	2013	Statoil Petroleum AS	4,200	850	December 2013

Blue Guardian	2013	Statoil Petroleum AS	4,200	850	December 2013

Blue Protector	2013	Spot	4,200	850	December 2013

Employment of Our Fleet

Five of the vessels in our Initial Fleet are currently employed on time charters with firm commitment periods and the remaining vessel in our Initial Fleet is employed in the spot market, which we believe provides us with the benefits of stable cash flows and high utilization rates, while enabling us to capture increased profit margins during periods of improvements in PSV charter rates.  Our Initial Fleet is currently employed by and is providing services for Apache North Sea Limited, BG International Limited and Statoil Petroleum AS.

Management of Our Business

The technical management of our vessels is provided by independent vessel management companies under the supervision of Scandic. The ship management firms Atlantic Offshore Management AS and Remøy Shipping AS provide technical management services and commercial management services for our Initial Fleet.

The compensation paid to Scandic and to the technical and commercial management companies are in accordance with industry standards. For further information, please see the "Financial Statements" which form a part of this prospectus.

Officers and Crewing

We currently have two employees.  Our technical manager will be responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels.

Our Customers

We believe that developing strong relationships with the end users of our services allow us to better satisfy their needs with appropriate and capable vessels. A prospective charterer's financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels' employment.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. We compete primarily with other independent and state-owned offshore supply vessel-owners. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of offshore supply vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private shipowners.

Seasonality

Operating offshore supply vessels have traditionally been seasonal depending on the region of the world they are operating.  While we initially plan to operate exclusively in the North Sea we intend to expand to other areas such as West Africa, the Gulf of Mexico and Brazil. Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement of drilling rigs. Activity in the Gulf of Mexico, like the North Sea, is often slower during the winter months when construction projects and other specialized jobs are most difficult, and during the hurricane season from June through November, although following a hurricane, activity may increase as there may be a greater demand for vessel services as repair and remediation activities take place. Operations in any market may be affected by seasonality often related to unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.

Environmental and Other Regulations in the International Shipping Industry

Government regulation significantly affects the ownership and operation of our fleet. We are subject to international conventions and treaties and national, state and local laws and regulations relating to safety and health and environmental protection in force in the countries in which our vessels may operate or are registered.  These regulations include requirements relating to the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments (collectively, "MARPOL"). MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels will operate.

MARPOL is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI  relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas", or "ECAs".  By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea, the North Sea and certain coastal areas of North America are designated ECAs, and areas of the United States Caribbean Sea will become ECAs, effective January 1, 2014.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the United States Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index, or "EEDI", and all ships use the Ship Energy Management Plan (SEEMP).

We believe that all our vessels will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Ballast Water Management

IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1,500-5,000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5,000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Safety Management System Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. Certain amendments were made to SOLAS in May 2012, and enter into force January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state, under the ISM Code. SSM has or will obtain documents of compliance for their offices and will obtain safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and safety management certificate, or the SMC, are renewed every five years, but the DOC is subject to audit verification annually and the SMC at least every 2.5 years.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings. All of our vessels will be flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels will be ISM Code certified. However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  OPA applies to oil tankers (which are not operated by us), as well as non-tanker ships with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 I, (e)) or the Intervention on the High Seas Act.  The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA.  Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all existing and future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met.  The First Vessel General Permit was issued in 2003 (the "2003 VGP") and was effective until December 19, 2013. In March 2013, the EPA re-issued the Vessel General Permit, the "2013 VGP", which takes effect December 19, 2013.  The 2013 VGP also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including restrictions on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The Coast Guard ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas.  Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas will be equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with future EPA and U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that entered into force in January 2013. Currently operating ships are required to develop SEEMPs, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.  Even in the absence of climate control legislation, our business may be indirectly affected to the extent that limits change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013 and we are in compliance with these results.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of a ship security plan;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Any vessel operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class", signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a ship owner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies (the IACS).  In 2012, the IACS issued draft harmonized Common Structure Rules, that align with the IMO goals standards, and they are expected to be adopted in winter 2013. All our vessels will be  certified as being "in class" by the American Bureau of Shipping, or ABS, and Det Norske Veritas, or DNV, major classification societies. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

The operation of any offshore supply vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes.  In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

We plan to maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our fleet in amounts that we believe to be prudent to cover normal risks in our operations.  However, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life.  In addition, while we believe that the insurance coverage that we plan to obtain will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risk Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages approximately $150,000.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities.  This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.  Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."  Our coverage is expected to be limited to approximately $6.5 billion, except for pollution which is limited $1 billion and passenger and crew which is limited to $3 billion.

We expect that our protection and indemnity insurance coverage for pollution will be $1 billion per vessel per incident.  The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities.  Each P&I Association has capped its exposure to this pooling agreement at $6.5 billion.  As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We expect to be able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Legal Proceedings

To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

Properties

Other than our vessels (including the contracts for the construction thereof), we do not own any material property.

MANAGEMENT

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers.  Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.  The initial term of office of each director is follows: our Class A directors will serve for a term expiring at the first annual meeting of shareholders, our Class B directors will serve for a term expiring at the second annual meeting, and our Class C directors will serve for a term expiring at the third annual meeting.  Officers are appointed from time to time by our board of directors and hold office until a successor is appointed.  The business address of each of our directors and executive officers listed below is Nordic American Offshore Ltd., Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.  We expect that all of our directors, other than Messrs. Hansson and Kelly, will be independent.

Name	Age	Position

Herbjørn Hansson	65	Executive Chairman, Class C Director and Interim Chief Executive Officer

Turid M. Sørensen	53	Chief Financial Officer

Paul J. Hopkins	66	Class B Director

James Kelly	60	Class B Director

Marianne Lie	51	Class C Director
David M. Workman	53	Class A Director

Biographical information concerning the directors and executive officers listed above is set forth below.

Herbjørn Hansson, Executive Chairman, Class C Director  & Interim Chief Executive Officer

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School.  He has been our Executive Chairman and Interim CEO since our inception.   In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the NAT on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of NAT since its establishment in 1995. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Turid M. Sørensen, Chief Financial Officer

Turid M. Sørensen has 29 years of experience in the shipping industry.  She has been our CFO since our inception.  She was appointed Executive Vice President & Chief Financial Officer of NAT on June 1, 2012. She previously served as Chief Financial Officer of NAT from February 6, 2006. Ms. Sørensen has a Bachelor's Degree in Business Administration from the Norwegian School of Management, a M.B.A. in Management Control from the Norwegian School of Economics and Business Administration and Advanced Management Program from Harvard Business School. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer of NAT in February 2006, she served as the Treasurer and Controller of NAT.

Paul J. Hopkins, Class B Director

Paul J. Hopkins has been a director of the Company since its inception and was a director of NAT from June 2005 until December 13, 2013. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its offshore Exploration Group.

James Kelly, Class B Director

James Kelly has been a director of the Company since its inception and a director of NAT since June 2010. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.

Marianne Lie, Class C Director

Marianne Lie has served as our Class C director since December 2013.  Having broad international experience, she has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. She is a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian Branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.

David M. Workman, Class A Director

David M. Workman has served as our Class A Director since December 2013. Mr. Workman was, until recently Chief Operating Officer and member of the Supervisory Board of Stork Technical Services having guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS Group. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a  Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF.  In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf.  In 2009, Mr. Workman was appointed as Chief Executive Officer and led the sale of the RBG Group to Stork Technical Services in 2011.

Board of Directors and Committees

Immediately after the effectiveness of the IPO registration statement, we will establish an audit committee comprised of two independent members of our board of directors who will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors.  Our audit committee will also be responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions will be subject to the approval of the audit committee.  The initial members of the audit committee will be Marianne Lie and Paul J. Hopkins.  We expect Marianne Lie to act as chairperson of the audit committee and qualify as an audit committee financial expert, as such term is defined under Regulation S-K promulgated by the SEC.

Our board of directors may, in the future, establish such other committees as it determines from time to time.

Corporate Governance Practices

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences.

Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Marshall Islands law and our amended and restated bylaws, three members of our board of directors are independent according to the NYSE's standards for independence.

Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee will consist of two independent members of our board of directors.  Pursuant to our audit committee charter, the audit committee confers with our independent registered public accounting firm and reviews, evaluates and advises the board of directors concerning the adequacy of our accounting systems, our financial reporting practices, the maintenance of our books and records and our internal controls. In addition, the audit committee reviews the scope of the audit of our financial statements and results thereof.

Corporate Governance Guidelines. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Board of Directors and Executive Compensation

We currently have employment agreements with our Executive Chairman and Interim CEO and Chief Financial Officer to be paid an aggregate amount of $350,000 per year.  We plan to enter into a direct employment agreement with a new Chief Executive Officer.  Also, each of our non-executive directors will receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. We do not have a retirement plan for our officers or directors.

We believe that it is important to align the interests of our directors and management with that of our shareholders. Accordingly, after the completion of the Exchange Offer and the planned IPO, we expect that our board of directors will consider issuing equity awards to provide incentives to our management in order to improve our business.

Employees

As of the date of this prospectus, we had 2 employees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

Scandic American Shipping Ltd., which under the direction of the board of directors of NAT supervises the commercial and technical management services for the 20 vessels owned by NAT, will provide us with the similar services for all of our PSVs.  We will reimburse Scandic for all direct costs without mark-ups and pay an annual fee of $150,000 per annum which is in line with industry standard for such services.

Share Issuance

On October 17, 2013, we issued 500 common shares to NAT in connection with our initial capitalization for $500.  At the close of the Private Placement we repurchased and canceled these 500 shares.

During November 2013, we issued and sold 4,333,566 common shares to NAT for $65 million as part of the Private Placement.  These common shares are subject to a contractual lock-up until the earlier of twelve months from the completion of the Private Placement or upon a successful completion of the IPO or public listing with the New York Stock Exchange.  NAT, as an affiliate of ours, will not be eligible to participate in the Exchange Offer.

As part of the Private Placement, approximately 833,333 warrants were issued to NAT with an exercise price of $15.00 per common share.  The warrants vest in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% to 65%.  The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels.  The warrants mature on December 31, 2015.

Directors and executive officers

The Directors and Executive Officers of the Company acquired a total of 120,600 common shares in the Private Placement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common shares as of the date of this prospectus and upon completion of the Exchange Offer and our planned IPO held by beneficial owners of 5% or more of our common shares and by all of our directors and officers as a group. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Common Shares Beneficially Owned Prior to Exchange Offer and IPO	Common Shares to be Beneficially Owned After Exchange Offer and IPO

Name and Address of Beneficial Owner	Number		Percentage(1)	Number	Percentage(2)
Nordic American Tankers Ltd.	4,333,566	(3)	26.0%	4,333,566%
Omega Advisors Inc.	2,666,700		16.0%	2,666,700%
BHR Capital LLC	1,333,300		8.0%	1,333,300%
Tufton Oceanic Ltd.	1,266,700		7.6%	1,266,700%
Directors and executive officers as a group	102,600		0.6%	102,600%

____________________

(1)	Calculated based on 16,666,666 common shares outstanding.
(2)	Calculated based on common shares outstanding, gives effect to our planned IPO and assumes the underwriters do not exercise their over-allotment option in connection with our IPO.
(3)
This does not include 833,333 warrants that were issued to NAT with an exercise price of $15.00 per common share.  The warrants vest in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% to 65%.  The VWAP must be above an exercise level for a minimum of 10 business days.  The warrants mature on December 31, 2015.

THE EXCHANGE OFFER

This section describes the material terms of the Exchange Offer.

Purpose and Effect of this Exchange Offer

General

We sold the Original Shares in the Private Placement, which was made to professional investors and eligible counterparties in Norway in reliance on Regulation S under the Securities Act and in the United States to "qualified institutional buyers" as defined in, and in reliance on Rule 144A of the Securities Act.  All of the Original Shares are registered in the name of DNB Bank ASA, as VPS Registrar, and all beneficial ownership positions in the Original Shares are held through the Norwegian VPS system.

Representations upon Tender of Original Shares

To participate in the Exchange Offer, you must execute or agree to be bound by the letter of transmittal, through which you will represent to us, among other things, that:

•	any Exchange Shares received by you will be, and the Original Shares you are tendering in anticipation of receiving the Exchange Shares were, acquired in the ordinary course of business;

•
you do not have any arrangement or understanding with any person to participate in, are not engaged in, and do not intend to engage in, the distribution (within the meaning of the Securities Act) of the Exchange Shares in violation of the provisions of the Securities Act;

•	you are not an "affiliate" of ours, as defined in Rule 405 of the Securities Act;

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations; and

•
if you are a broker-dealer, (i) you will receive Exchange Shares for your own account in exchange for Original Shares that were acquired as a result of market-making activities or other trading activities and (ii) you will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) meeting the requirements of the Securities Act in connection with any resale of those Exchange Shares to the extent required by applicable law or regulation or SEC pronouncement.

Resale of the Exchange Shares

Based on existing interpretations of the SEC staff with respect to similar transactions that did not involve the issuer of securities or its affiliates, we believe that the Exchange Shares issued pursuant to the Exchange Offer in exchange for Original Shares may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	such Exchange Shares are acquired in the ordinary course of the holder's business;

•	such holder is not engaged in, has no arrangement with any person to participate in, and does not intend to engage in, any public distribution of the Exchange Shares;

•	such holder is not our "affiliate," as defined in Rule 405 of the Securities Act; and

•
if such holder is a broker-dealer that receives Exchange Shares for its own account in exchange for Original Shares that were acquired as a result of market-making activities, it will deliver a prospectus, as required by law, in any resale of such Exchange Shares.

Any holder who tenders in this Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Shares:

•
cannot rely on the position of the staff of the SEC set forth in "Exxon Capital Holdings Corporation" or similar interpretive letters issued to third parties with respect to similar transactions that did not involve the issuer of securities or its affiliates; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus, as it may be amended or supplemented from time to time, may be used for an offer to resell or other transfer of Exchange Shares only as specified in this prospectus. Only broker-dealers that acquired the Original Shares as a result of market-making activities or other trading activities may participate in this Exchange Offer. Each participating broker-dealer who receives Exchange Shares for its own account in exchange for Original Shares that were acquired by such broker-dealer as a result of market-making or other trading activities will be required to acknowledge that it will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale by it of Exchange Shares to the extent required by applicable law or regulation or SEC pronouncement. The letter of transmittal that accompanies this prospectus states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

This Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of Original Shares in any jurisdiction in which the Exchange Offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Consequences of Failure to Exchange

Following the completion of the Exchange Offer, holders of Original Shares that are not tendered or that are tendered but not accepted by us may resell Original Shares only if an exemption from registration under the Securities Act and applicable state securities laws is available or, outside of the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act.

Based on interpretations of the SEC staff that did not involve the issuer of securities or its affiliates, Exchange Shares issued pursuant to this Exchange Offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Shares in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the Exchange Shares to be acquired in this Exchange Offer. Any holder who tenders in this Exchange Offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the Exchange Shares (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all Original Shares validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time (11:00 p.m. Oslo time), on the Expiration Date. The Exchange Offer will remain open for at least           full business days (as required by Exchange Act Rule 14e-1(a)) and will expire at 5:00 p.m., New York City time (11:00 p.m. Oslo time), on                     , 2014, or such later date and time to which we extend it. Holders may tender some or all of their Original Shares pursuant to the Exchange Offer. The date of acceptance for exchange of the Original Shares, and completion of the Exchange Offer, will be the exchange date, which will be one to two business days following the Expiration Date (unless such period is extended as described in this prospectus). The Exchange Shares issued in connection with this Exchange Offer will be delivered promptly following the exchange date.

The form of the Exchange Shares will be substantially the same as the form of the Original Shares except that the Exchange Shares have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof.

As of the date of this prospectus, we have issued 16,666,666 common shares. This prospectus and the letter of transmittal are being sent to all registered holders of Original Shares other than our affiliates.

We intend to conduct this Exchange Offer in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Original Shares that are not tendered for exchange in this Exchange Offer will remain outstanding. We shall be deemed to have accepted validly tendered Original Shares when, as and if we have given oral or written notice thereof to the Exchange Agent.

Holders who tender Original Shares in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the section below entitled "Transfer Taxes," transfer taxes with respect to the exchange of Original Shares pursuant to the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the Exchange Offer. See "Fees and Expenses."

If any tendered Original Shares are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the Original Shares, without expense, to the tendering holder promptly after the Expiration Date.

Expiration Date; Extensions; Amendments; Termination

The term "Expiration Date" means 5:00 p.m., New York City time (11:00 p.m. Oslo time), on                     , 2014, unless we, in our sole discretion, extend the Exchange Offer, in which case the term "Expiration Date" means the latest date and time to which we extend the Exchange Offer. To extend the Expiration Date, we will notify the Norwegian Exchange Agent of any extension by written notice. We will notify holders of the Original Shares of any extension by press release or other public announcement. In the event of an extension of the exchange offer, the Company undertakes to issue public notice thereof no later than 9 a.m. Eastern Time on the next business day after the scheduled expiration date of the exchange offer in accordance with the Exchange Act Rule 14e-1(d).  If the Exchange Offer is extended, the maximum period for which the Exchange Offer will remain in effect will be 90 days from the date the registration statement, of which this prospectus is a part, is declared effective by the SEC, unless otherwise required by applicable law or regulation.

We reserve the right to amend the terms of the Exchange Offer in any manner. In the event of any material change in the Exchange Offer, including the waiver of any material condition of the Exchange Offer, we will extend the offer period for at least five business days following notice of the material change. In addition, if we determine that any of the events set forth under "—Conditions of the Exchange Offer" has occurred, we also reserve the right, in our sole discretion, to:

•	delay acceptance of any Original Shares as may be permitted under SEC rules;

•
extend the Exchange Offer and retain all Original Shares tendered before the expiration date of the Exchange Offer, subject to the rights of the holders of tendered Original Shares to withdraw their tendered Original Shares;

•	terminate the Exchange Offer and refuse to accept any Original Shares;

•	waive the termination event with respect to the Exchange Offer and accept all properly tendered Original Shares that have not been withdrawn; or

•	following the Expiration Date, exchange the Original Shares for Exchange Shares.

If we do so, we will give written notice of this delay in acceptance, extension, termination, waiver or exchange to the Norwegian Exchange Agent. If the amendment constitutes a material change to the Exchange Offer, we will promptly disclose such amendment by giving written notice to the holders of Original Shares, by press release or other public announcement. Any Original Shares that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the Exchange Offer.

Procedures for Tendering

We expect to appoint DNB Bank ASA as our Norwegian Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer.  We expect to appoint Computershare as our transfer agent who will act as our agent in connection with the Exchange Offer for purposes of exchanging Exchange Shares for Original Shares. To participate in the Exchange Offer, you must properly tender your Original Shares to the Norwegian Exchange Agent as described below. We will only issue Exchange Shares in exchange for Original Shares that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the letter of transmittal, and you should follow carefully the instructions on how to tender your Original Shares. It is your responsibility to properly tender your Original Shares. We have the right to waive any defects in your tender. However, we are not required to waive any defects, and we and the Norwegian Exchange Agent are not required to notify you of defects in your tender.

If you have any questions or need help in exchanging your Original Shares, please contact the Norwegian Exchange Agent at the address or telephone number described below.

To tender your Original Shares in the Exchange Offer, you must, on or before the Expiration Date:

•	instruct the Norwegian Exchange Agent to tender your Original Shares on your behalf by completing the letter of transmittal accompanying this prospectus; and

•	deliver a duly completed letter of transmittal to the Norwegian Exchange Agent at its address specified in the letter of transmittal.

Neither we nor the Norwegian Exchange Agent will be responsible for the communication of tenders by holders to the accountholders in VPS through which they hold Original Shares or by such accountholders to the Norwegian Exchange Agent.

Holders will not be responsible for the payment of any fees or commissions to the Norwegian Exchange Agent for the tender of the Original Shares.

In no event should a holder submitting a tender for exchange send a letter of transmittal to any agent of ours other than the Norwegian Exchange Agent.

You may elect to receive the Exchange Shares through a Direct Registration System Account at the Company's expected U.S. transfer agent, Computershare. The Direct Registration System is a method of recording shares of stock electronically in book-entry form. In order to hold shares of the Company in DRS, a shareholder must open an account with Computershare. If you elect to hold your Exchange Shares in DRS, you will receive an account statement from Computershare. Please refer to the letter of transmittal accompanying this prospectus.

Holders may contact the Norwegian Exchange Agent for assistance in filling out and delivering letters of transmittal and for additional copies of the Exchange Offer materials.

To be tendered effectively, a letter of transmittal and other required documents must be received by the Norwegian Exchange Agent at its address set forth under "—Exchange Agent" below prior to the Expiration Date.

If you do not withdraw your tender before the Expiration Date, your tender will constitute an agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

The method of delivery of the letter of transmittal and all other required documents to be delivered to the Norwegian Exchange Agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to ensure delivery to the Norwegian Exchange Agent before the Expiration Date. No letter of transmittal should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions on your behalf.

Procedure if the Original Shares Are Not Registered in Your Name

If your Original Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Shares, then you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on behalf of a registered owner, you must, prior to completing and executing a letter of transmittal, either make appropriate arrangements to register ownership of the Original Shares in your name or obtain a properly completed power of attorney or other proper endorsement from the registered holder. We strongly urge you to act immediately since the transfer of registered ownership may take considerable time.

Signature Requirements

If a letter of transmittal or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal unless waived by us.

Withdrawal Rights

You may withdraw your tender of Original Shares at any time prior to the Expiration Date.

For a withdrawal of tendered Original Shares to be effective, a written notice of withdrawal must be received by the Norwegian Exchange Agent, at its address set forth in the section of this prospectus entitled "—Norwegian Exchange Agent," prior to the Expiration Date.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the Original Shares to be withdrawn;

•	identify the Original Shares to be withdrawn; and

•
be signed by the holder of such Original Shares in the same manner as the original signature on the letter of transmittal by which such Original Shares were tendered, or be accompanied by (i) documents of transfer sufficient to have our transfer agent register the transfer of the Original Shares into the name of the person withdrawing such Original Shares, and (ii) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder.

All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, and our determination shall be final and binding on all parties. Any Original Shares withdrawn will be considered not to have been validly tendered for exchange for the purposes of the Exchange Offer. Any Original Shares that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Original Shares may be re-tendered by following one of the procedures described above in "—Procedures for Tendering" at any time on or prior to the Expiration Date.

Transfer Taxes

If you tender Original Shares for exchange, you will not be obligated to pay any transfer taxes unless you instruct us to register your Exchange Shares in a different name or if a transfer tax is imposed for a reason other than the exchange of Original Shares pursuant to this Exchange Offer. If you request that your Original Shares not tendered or not accepted in the Exchange Offer be returned to a different person, you will be responsible for the payment of any applicable transfer tax.

Conditions of the Exchange Offer

Notwithstanding any other provisions of the Exchange Offer, we will not be required to accept for exchange, or to issue Exchange Shares in exchange for, any Original Shares and may terminate or amend the Exchange Offer, if at any time before the Expiration Date, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights, which we may assert at any time and from time to time.

In addition, we will not accept for exchange any Original Shares tendered, and no Exchange Shares will be issued in exchange for any Original Shares, if at any time before the Expiration Date any stop order shall be threatened or in effect with respect to the registration statement on Form F-4 to which this prospectus relates. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order as promptly as practicable.

Exchange Agent

We plan to appoint DNB Bank ASA as our Norwegian Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer.  We expect to appoint Computershare as our transfer agent who will act as our agent in connection with the Exchange Offer for purposes of exchanging Original Shares for Exchange Shares. All executed letters of transmittal should be directed to the Norwegian Exchange Agent at its address provided below at:

Fees and Expenses

We will bear the expenses of soliciting tenders in the Exchange Offer. The principal solicitation for tenders in the Exchange Offer is being made by mail. Additional solicitations may be made by our officers and regular employees in person, by facsimile or by telephone.

We have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. We will, however, pay the Norwegian Exchange Agent reasonable and customary fees for their services and reimburse them for their reasonable and documented out-of-pocket expenses in connection with these services. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable and documented out-of-pocket expenses they incur in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the Original Shares and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent, printing, accounting and legal fees.

Other

Participation in this Exchange Offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF THE EXCHANGE SHARES

Exchange Shares are identical to Original Shares except that Exchange Shares are registered under the Securities Act and, therefore, will not bear legends restricting their transfer. See "Description of Capital Stock."

DESCRIPTION OF CAPITAL STOCK

The following is a description of material terms of our amended and restated articles of incorporation and amended and restated bylaws. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our amended and restated articles of incorporation and bylaws, copies of which will be filed as exhibits to the Registration Statement of which this prospectus forms a part and may be obtained from us as set forth under "Where You Can Find Additional Information."

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized capitalization

Under our amended and restated articles of incorporation our authorized capital stock consists of 200,000,000 common shares, par value $0.01 per share, of which       shares will be issued and outstanding after the offering, and 50,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.

Share history

On October 17, 2013, we issued 500 common shares to NAT in connection with our initial capitalization.

Between November 15, 2013 and November 18, 2013, we issued 16,666,666 common shares, par value $0.01 in a Norwegian private transaction, the Private Placement, exempt from registration under the Securities Act. These common shares were initially sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act and in the United States to "qualified institutional buyers" as defined in, and in reliance on Rule 144A of the Securities Act.  At the close of the Private Placement we repurchased and canceled the 500 shares issued in connection with our initial capitalization.

Upon the closing of the IPO, we will also reserve          of our common shares for issuance under the terms and pursuant to the conditions of our Equity Incentive Plan.

Prior to this Exchange Offer, we plan to offer and sell in the IPO         of our common shares, or        common shares if the underwriters' option to purchase additional shares is exercised in full.  This Exchange Offer is not contingent on the successful completion of the IPO.  The IPO will be made only by means of a prospectus.

Common shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.

Preferred shares

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Warrants

As part of the Private Placement, approximately 833,333 warrants were issued to NAT with an exercise price of $15.00 per common share.  The warrants vest in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% to 65%.  The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million (cumulative) above exercise levels.  The warrants mature on December 31, 2015.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our amended and restated Articles of Incorporation require our board of directors to consist of at least one member. Upon the completion of our planned IPO, our board of directors will consist of seven members. Our amended and restated bylaws may be amended by the vote of two-thirds of our entire board of directors.

Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder meetings

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by a majority of our board of directors or the chairman of our board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters' rights of appraisal and payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the common shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders' derivative actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on liability and indemnification of officers and directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney's fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover effect of certain provisions of our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 50,000,000 shares of blank check preferred stock. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management and might harm the market price of our common shares. We have no current plans to issue any preferred shares.

Election and removal of directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited actions by shareholders

Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors or the chairman of our board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder will be prevented from calling a special meeting for shareholder consideration of a proposal unless scheduled by our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance notice requirements for shareholder proposals and director nominations

Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified board of directors

As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms beginning on the expiration of the initial term for each class. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our amended and restated articles of incorporation. Specifically, our amended and restated articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting shares; or

•
any person who is our affiliate or associate and who held 15% or more of our outstanding voting shares at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding shares;

•	certain transactions that result in the issuance or transfer by us of any shares of ours to the interested shareholder;

•
any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•
any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our amended and restated articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, other than certain excluded shares;

•
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting shares that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of our IPO;

•
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

o	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

o
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

o	a proposed tender or exchange offer for 50% or more of our outstanding voting shares.

Transfer agent

The registrar and transfer agent for our common shares will be Computershare.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. The following table provides a comparison between statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Notice:	Notice:
•   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•      Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Shareholders' Voting Rights
Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.

Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the common shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Marshall Islands	Delaware
Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.
Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a by-law.
Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.

Dissenter's Rights of Appraisal
Shareholders have a right to dissent from any plan of merger or consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.
Shareholders' Derivative Actions
An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.

Attorneys' fees may be awarded if the action is successful.
A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the common shares have a value of less than $50,000.

TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to the Exchange Offer and the ownership of our common shares.  This discussion does not purport to deal with the tax consequences relevant to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire our common shares in connection with the Exchange Offer and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the Exchange Offer and the ownership of our common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel, LLP, the following are the material Marshall Islands tax consequences of our activities to us and of our common shares to our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Norwegian taxation of the Exchange Offer

A shareholder which is a tax resident in Norway will not recognize gain or loss for Norwegian income tax purposes pursuant to the Exchange Offer. There will be no share capital reduction (redemption of shares) and no share capital increase (issuance of new shares) as a consequence of the Exchange Offer. The shareholders will remain the beneficial holders of the shares already issued and the only change will be that shareholders that accept the Exchange Offer no longer will have their ownership recorded in VPS, but in a share register maintained in the US.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel, LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of the Exchange Offer, of the ownership of common shares to U.S. Holders and Non-U.S. Holders, each as defined below.  The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein. References in the following discussion to the "Company," "we," "our" and "us" are to Nordic American Offshore Ltd. and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of the Exchange Offer

A U.S. Holder (as defined below) will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer. A U.S. Holder's tax basis in his Exchange Shares will equal his tax basis in the Original Shares.  A U.S. Holder's holding period for U.S. federal income tax purposes of the Exchange Shares will include his holding period of the Original Shares.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a holder that for U.S. federal income tax purposes is a beneficial owner of common shares and is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Until the common shares are publicly traded on the NYSE, any dividends paid by us will be treated as ordinary income to a U.S. Holder, and may continue to be so treated thereafter. Dividends paid on our common shares to certain non-corporate U.S. Holders will generally be treated as "qualified dividend income" that is taxable to such U.S. Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the U.S. (such as the NYSE); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in detail below); (3) the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other conditions are met.

There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such non-corporate U.S. Holders. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.

Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in a common share—paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by certain non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds our common shares, either

(1)
at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

(2) at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income.  In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Our status as a PFIC will depend upon the operations of our vessels. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the spot chartering and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.

If we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, U.S. Holders would be required to report their ownership of our common shares to the IRS by filing an IRS Form 8621 with their U.S. federal income tax return for each such taxable year.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as "qualified dividend income." Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election.  Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder's tax basis in the common shares.  An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case after the Exchange Offer, our shares are treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares  would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

(1)	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common shares;

(2)
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be "qualified dividend income"; and

(3)
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. Federal Income Taxation of "Non-U.S. Holders"

As used herein, the term "Non-U.S. Holder" means a holder that, for U.S. federal income tax purposes, is a beneficial owner of common shares (other than a partnership) that is not a U.S. Holder.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Dividends on Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States.  In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

(1)
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

(2)	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, and the payment of gross proceeds on a sale or other disposition of our common shares, made within the United States to a non-corporate U.S. Holder will be subject to information reporting. Such payments or distributions may also be subject to backup withholding if the non-corporate U.S. Holder:

(1)	fails to provide an accurate taxpayer identification number;

(2)	is notified by the IRS that it has have failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

(3)	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding with respect to dividends payments or other taxable distribution on our common shares by certifying their status on an applicable IRS Form W-8. If a Non-U.S. Holder sells our common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establish an exemption. If a Non-U.S. Holder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside the U.S., then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non-U.S. Holder is not a U.S. person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a refund may generally be obtained of any amounts withheld under backup withholding rules that exceed the taxpayer's U.S. federal income tax liability by filing a timely refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations in respect of our common shares.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

PLAN OF DISTRIBUTION

The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

Each broker-dealer that receives Exchange Shares for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Shares. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Shares received in exchange for Original Shares where such Original Shares were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 120 days from the last date on which Original Shares are accepted for exchange, we will amend or supplement this prospectus, if requested by any broker-dealer for use in connection with any resale of Exchange Shares received in exchange for Original Shares.

We will not receive any proceeds from any sale of Exchange Shares by broker-dealers.

Exchange Shares received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Shares or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any Exchange Shares.

Any broker-dealer that resells Exchange Shares that were received by it for its own account in the Exchange Offer and any broker or dealer that participates in a distribution of those Exchange Shares may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of Exchange Shares and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of up to 120 days from the last date on which Original Shares are accepted for exchange, we will promptly send additional copies of this prospectus and any amendment or supplement to the prospectus to any broker-dealer that requests those documents. We have agreed to pay all expenses incident to the Exchange Offer, other than commissions or concessions of any brokers or dealers.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Marshall Islands company, and we expect that substantially all of our assets and those of our subsidiaries will be located outside of the United States.  As a result, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. Federal and state securities laws or (2) would enforce liabilities against us based upon these laws.

INDUSTRY AND MARKET DATA

The discussions contained under the heading "Industry and Market Conditions" have been reviewed by Pareto Securities AS, or Pareto, which has confirmed to us that Pareto believes they accurately describe the offshore supply vessel market as of the date of this prospectus.

The statistical information we use in this prospectus has been compiled by Pareto from its database and other industry sources.  Pareto compiles and publishes data for the benefit of its clients.  In connection therewith, Pareto has advised that (i) certain information in Pareto's database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in Pareto's database and (iii) while Pareto has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

LEGAL MATTERS

The validity of the common shares and certain other matters relating to United States federal income and Marshall Islands tax considerations and to Marshall Islands corporations law will be passed upon for us by Seward & Kissel LLP, New York, New York.

EXPERTS

The financial statement of Nordic American Offshore Ltd. included in this prospectus has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report appearing herein.  Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to our common shares offered by this prospectus. For the purposes of this section, the term "registration statement" means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-4 we filed. Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions. The registration statement on Form F-4, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

INDEX TO CONDENSED FINANCIAL STATEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

FINANCIAL STATEMENT

AUDITED CONDENSED BALANCE SHEET AS OF DATE OF INCEPTION	F-3

NOTES TO THE CODENSED FINANCIAL STATEMENT	F-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Offshore Limited
Majuro, Marshall Islands

We have audited the accompanying balance sheet of Nordic American Offshore Limited, (the "Company") as of October 17, 2013 (date of inception). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Nordic American Offshore Limited as of October 17, 2013 (date of inception) in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte AS

Oslo, Norway
February 3, 2014

Condensed Balance Sheet as of Date of Inception
(In U.S. dollars)

Assets	October 17, 2013

Cash and cash equivalents	500

Total assets	500

Liabilities and Shareholders' equity

Liabilities	-

Commitment and contingencies

Shareholders' equity
Common Stock, par value 0.01 per Share; 1,000 shares
authorized and 500 shares issued and outstanding	5
Additional Paid-in Capital	495

Total Liabilities and Shareholders' equity	500

The footnotes are an integral part of this financial statement

Notes to the Condensed Financial Statement

1. NATURE OF BUSINESS
Nordic American Offshore Limited ("the Company") was formed on October 17, 2013 under the laws of The Marshall Islands. The Company was listed on the Norwegian Over the Counter ("OTC") Market on November 27, 2013 under the symbol "NAO". The Company was formed for the purpose of acquiring and chartering platform supply vessels ("PSV").

On November 18, 2013 the Company agreed to purchase six PSVs from Blue Ship Invest AS, a subsidiary in the Ulstein Group, and November 22, 2013 completed a private placement of 16,666,666 shares of its common stock. The shares were issued at USD 15 per share and realized gross proceeds of $250 million.

The Fleet
The Company's fleet consists of 6 ULSTEIN PX121 PSVs, and the vessels are employed either in the time charter or the spot market. A spot charter is defined as a contract with duration of up to four months; contracts with duration of over four months are referred to as time charters.

Vessel Name	Year Built	Capacity (dwt)	Cargo Deck Area (sq. meters)	Delivered to NAO
Blue Fighter	2012	4200	850	January 2014
Blue Prosper	2012	4242	850	January 2014
Blue Power	2013	4200	850	January 2014
Blue Thunder	2013	4200	850	December 2013
Blue Guardian	2013	4200	850	December 2013
Blue Protector	2013	4200	850	December 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments such as time deposits with original maturities of three months or less.

3. SHAREHOLDERS' EQUITY
Authorized, issued and outstanding common shares at inception:

	Authorized Shares	Issued and Outstanding Shares	Common Stock (in USD)
Incorporation of company, October 17, 2013	1,000	500	5

Balance	1,000	500	5

On November 21, 2013, the Company increased its authorized share capital from 1,000 common shares to 250,000,000 common shares, par value $0.01 per share.

On November 27, 2013 the Company completed a private placement of 16,666,666 common shares which raised $250 million gross.

As part of the Private Placement, approximately 833,333 warrants were issued to NAT with an exercise price of $15.00 per common share.  The warrants vest in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% to 65%.  The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels.  The warrants mature on December 31, 2015.

At the close of the Private Placement we repurchased and canceled the 500 shares issued in connection with our initial capitalization.

4. SUBSEQUENT EVENTS
The following material events have occurred after the balance sheet date.

Delivery of Vessels:
On November 18, 2013, the Company agreed to acquire these vessels for 272.5 million Norwegian Krone each from Blue Ship Invest AS, which is an entity in the Ulstein Group. All vessels have been delivered, and all associated liabilities paid. The total acquisition price was $265.7 million.

Delivered vessels:

Vessel	Date of delivery	Remaining useful life
Blue Fighter	January 10, 2014	23 yrs
Blue Prosper	January 10, 2014	23 yrs
Blue Power	January 14, 2014	24 yrs
Blue Thunder	December 17, 2013	24 yrs
Blue Guardian	December 16, 2013	24 yrs
Blue Protector	December 5, 2013	24 yrs

All vessels are accounted for at the purchase price with a drydocking component of $ 200,000, which is deducted from the purchase price and depreciated until the first expected drydocking. The first expected drydocking is five years after the vessel was completed. The estimated useful life of the vessel is considered to be 25 years, and the estimated residual value is $ 1,500,000. Depreciation will commence from January 1, 2014.

Three of the six vessels acquired, were employed on time charter contracts prior to the delivery. NAO entered into direct agreements with the sellers and the charterers for the assumption of the charter, called a novation agreement, as the purchase itself does not transfer the charter. The Company has not identified significant differences between the current fair market values of the charters and the net present value of future contractual cash flows.  The three remaining vessels were free of charter, and subsequently contracted in the spot market.

The Company has obtained an option to acquire an existing newbuilding contract with the same specifications as the six vessels, from the same builder. The vessel is scheduled to be completed by the end of 2014. The option must be exercised before February 1, 2014.

There were no commitments associated with the acquired vessels.

Credit Facility:

On December 19, 2013, the Company entered into a $60 million revolving credit facility with a syndicate of lenders in order to secure available liquidity for general corporate purposes.  Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The credit facility matures in December 2018.

Borrowings under the Credit Facility are secured by first priority mortgages on four of the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity (ii) a minimum value adjusted equity ratio (iii) a minimum level of liquidity (iv) a positive working capital. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy so long as it is not in default.

The Company was in compliance with its loan covenants as of January 31, 2014.

Related Party Transactions:

Blue Power Limited:

In December 2013, the Company formed Blue Power Limited ("BPL") under the laws of the Islands of Bermuda. The sole activity of BPL is to own the vessel Blue Power, and the vessel will be operated as a part of the Company's fleet using the same management. BPL will be part of the Company's consolidated financial statements.

The vessel Blue Power was delivered to BPL January 14, 2014.

Scandic American Shipping Ltd:

The Company has a Management Agreement with Scandic American Shipping Ltd ("Scandic" or the "Manager"), signed November 18, 2013. The Manager is wholly owned by Nordic American Tankers Limited, which holds 26 % of the Company's stock. The Manager has the daily administrative responsibility, and interim commercial and operational responsibility, for the vessels. The Managers requirements to manage certain aspects of the day-to-day operation are subject to the Company's objectives and policies as established by the Board of Directors.

For its services under the Management Agreement, the Manager will receive a total compensation of $150,000 per annum, and all direct costs related to the Company will be reimbursed. Both the annual fee and direct cost are included in the cash break-even calculation.

NORDIC AMERICAN OFFSHORE LTD.

In connection with resales of Exchange Shares, any participating broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, or the Securities Act. The Securities and Exchange Commission, or the SEC, has taken the position that broker-dealers who acquired the Original Shares as a result of market-making or other trading activities may use this prospectus to fulfill their prospectus delivery requirements with respect to the Exchange Shares.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

I.  Article VIII of the Amended and Restated Bylaws of the Registrant provides as follows:

1.
Any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.  If the BCA is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the BCA, as so amended. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section.  Any repeal or modification of this Article VIII shall not adversely affect any rights to indemnification and to the advancement of expenses of a Director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

2.
The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

II.  Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

1.
Actions not by or in right of the corporation.  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

2.
Actions by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3.
When director or officer successful.  To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

4.
Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

5.
Indemnification pursuant to other rights.  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

6.
Continuation of indemnification.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.
Insurance.  A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits.

(b) Financial Schedules

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 22.	Undertaking

The undersigned registrant hereby undertakes:

(a) Under Rule 415 of the Securities Act,

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 under the Securities Act of 1933 if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b)-(g) Not applicable.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)-(l) Not applicable.

The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in          ,         , on the         day of           , 2014.

NORDIC AMERICAN OFFSHORE LTD.

By:
Name: Herbjørn Hansson
Title: Chief Executive Officer
(Principal Executive Officer)

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary J. Wolfe with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on                         , 2014.

Signature	Title

Chief Executive Officer, Chairman and Director (Principal Executive Officer)
Herbjørn Hansson

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Turid M. Sørensen
Director
Paul J. Hopkins

Director
James Kelly
Director
Marianne Lie

Director
Dave Workman

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on                                    , 2014.

PUGLISI & ASSOCIATES

Date	By:
Name: Donald J. Puglisi
Title: Managing Director

EXHIBIT INDEX
Number	Description
3.1	Amended and Restated Articles of Incorporation of the Company*
3.2	Amended and Restated Bylaws of the Company*
4.1	Form of Common Share Certificate *
5.1	Form of Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the common shares *
8.1	Form of Opinion of Seward & Kissel LLP with respect to certain U.S. tax matters *
14.1	Code of Ethics *
21.1	List of Subsidiaries *
23.1	Consent of Independent Registered Public Accounting Firm *
23.2	Consent of Seward & Kissel LLP (included in its opinion filed as Exhibit 5.1)
23.3	Consent of Pareto Securities AS *
24.1	Powers of Attorney (included in the signature page hereto)
99.1	Form of Letter of Transmittal *
____________________
* To be filed by amendment.